Proxy statement

and notice of annual meeting of shareholders



Wednesday, June 13, 2018 at 9:00 a.m. Mountain Daylight Time
Le Meridien Denver | 1475 California Street | Denver, Colorado 80202



Notice of 2018 annual meeting of shareholders

Wednesday, June 13, 2018

9:00 a.m. Mountain Daylight Time

*Le Meridien Denver located at 1475 California Street,
Denver, Colorado 80202*

To our shareholders,

You are invited to attend Target Corporation's 2018 annual meeting of shareholders (Annual Meeting) to be held at Le Meridien Denver located at 1475 California Street, Denver, Colorado 80202 on Wednesday, June 13, 2018 at 9:00 a.m. Mountain Daylight Time.

Purpose

Shareholders will vote on the following items of business:

1. Election of all 12 directors named in our proxy statement to our Board of Directors for the coming year;
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm;
3. Approval, on an advisory basis, of our executive compensation ("Say on Pay");
4. The shareholder proposal contained in this proxy statement, if properly presented at the meeting; and
5. Transaction of any other business properly brought before the Annual Meeting or any adjournment.

You may vote if you were a shareholder of record at the close of business on **April 16, 2018.** Whether or not you plan to attend the Annual Meeting, we urge you to read the proxy statement carefully and to vote in accordance with the Board of Directors' recommendations. You should vote by the deadlines specified in this proxy statement, and may do so by telephone or Internet, or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

If you plan to attend the Annual Meeting, please follow the instructions provided in Question 12 "How can I attend the Annual Meeting?" on page 71 of the proxy statement.

Following the formal business of the Annual Meeting, our Chairman & Chief Executive Officer will provide prepared remarks, followed by a question and answer session.

Thank you for your continued support.

Sincerely,

Don H. Liu
Corporate Secretary

*Approximate Date of Mailing of Proxy Materials or
Notice of Internet Availability:*

May 4, 2018



Table of contents

⊙ Proxy summary

This summary highlights information described in other parts of this proxy statement and does not contain all information you should consider in voting. Please read the entire proxy statement carefully before voting.

The Board of Directors of Target Corporation solicits the enclosed proxy for the 2018 Annual Meeting of Shareholders and for any adjournment thereof.

Target 2018 annual meeting of shareholders

Date 📅	Time 🕐	Location 📍
june 13 2018	**9:00 a.m.** Mountain Daylight Time	Le Meridien Denver 1475 California Street *Denver, Colorado 80202*

Items of business

Item	Board's Recommendation
Election of 12 directors (page 17)	**FOR** each Director Nominee
Ratification of independent registered public accounting firm (page 64)	**FOR**
Advisory approval of executive compensation ("Say on Pay") (page 66)	**FOR**
Shareholder proposal, if properly presented (page 67)	**AGAINST**

Questions and answers about our Annual Meeting and voting

We encourage you to review the "Questions and answers about our Annual Meeting and voting" beginning on page 69 for answers to common questions on the rules and procedures surrounding the proxy and Annual Meeting process as well as the business to be conducted at our Annual Meeting.

Admission at the Annual Meeting

If you plan to attend the Annual Meeting in person, please see the information in Question 12 "How can I attend the Annual Meeting?" on page 71. We strongly encourage you to pre-register. If you plan to bring a guest or are attending as an authorized representative of a shareholder you must pre-register by June 8, 2018. **Any person who does not present identification and establish proof of ownership will not be admitted to the Annual Meeting.**

Voting

If you held shares of Target common stock as of the record date **(April 16, 2018),** you are entitled to vote at the Annual Meeting.

⊙ Your vote is important. Thank you for voting.

Advance voting methods and deadlines

Method	Internet	Telephone	Mail
Instruction	• Go to the website identified on proxy card, voter instruction form or Notice of Internet Availability of Proxy Materials • Enter Control Number on proxy card, voter instruction form or Notice of Internet Availability of Proxy Materials • Follow instructions on the screen	• Call the toll-free number identified on the enclosed proxy card or voter instruction form or, after viewing the proxy materials on the website provided in your Notice of Internet Availability of Proxy Materials, call the toll-free number for telephone voting identified on the website • Enter Control Number on the proxy card, voter instruction form or Notice of Internet Availability of Proxy Materials • Follow the recorded instructions	• Mark your selections on the enclosed proxy card or voter instruction form • Date and sign your name exactly as it appears on the proxy card or voter instruction form • Promptly mail the proxy card or voter instruction form in the enclosed postage-paid envelope
Deadline	Internet and telephone voting are available 24 hours a day, seven days a week up to these deadlines: • **Registered Shareholders or Beneficial Owners** — 11:59 p.m. Eastern Daylight Time on June 12, 2018 • **Participants in the Target 401(k) Plan** — 6:00 a.m. Eastern Daylight Time on June 11, 2018		Return promptly to ensure proxy card or voter instruction form is received before the date of the Annual Meeting or, for participants in the Target 401(k) Plan, by 6:00 a.m. Eastern Daylight Time on June 11, 2018

If you received a Notice of Internet Availability of Proxy Materials and would like to vote by mail, you must follow the instructions on the Notice to request a written copy of the proxy materials, which will include a proxy card or voter instruction form.

Any proxy may be revoked at any time prior to its exercise at the Annual Meeting. Please see the information in Question 3 "What is a proxy and what is a proxy statement?" on page 69.

Voting at the Annual Meeting

All registered shareholders may vote in person at the Annual Meeting. Beneficial owners may vote in person at the Annual Meeting if they have a legal proxy. Please see the information in Question 6 "How do I vote?" on page 69. In either case, shareholders wishing to attend the Annual Meeting must follow the procedures in Question 12 "How can I attend the Annual Meeting?" on page 71.

Notice of internet availability of proxy materials

**Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on June 13, 2018.
The proxy statement and annual report are available at www.proxyvote.com.**

General information about corporate governance and the Board of Directors

Corporate governance highlights

Practice	Description	More information
Board composition and accountability		
Independence	A majority of our directors must be independent. Currently, all of our directors other than our CEO are independent, and all of our Committees consist exclusively of independent directors.	**15**
Diversity	The composition of our Board represents broad perspectives, experiences and knowledge relevant to our business while maintaining a balanced approach to gender and ethnic diversity.	**17-18**
Lead Independent Director	Our Corporate Governance Guidelines require a Lead Independent Director position with specific responsibilities to ensure independent oversight of management whenever our CEO is also the Chair of the Board. The Lead Independent Director and the Chair of the Board are elected annually by the independent directors.	**8**
Management Succession Planning Review	Our Board regularly reviews management development and succession planning, with more in-depth reviews regularly conducted by the Human Resources & Compensation Committee.	**14**
Director Tenure Policies	Our director tenure policies include mandatory retirement at age 72 and a maximum term limit of 20 years in order to ensure the Board regularly benefits from a balanced mix of perspectives and experiences. In addition, a director is required to submit an offer of resignation for consideration by the Board upon any change in the director's principal employment.	**18**
Director Overboarding Policy	Any director who is not serving as CEO of a public company is expected to serve on no more than five public company boards (including our Board), and any director serving as a CEO of a public company is expected to serve on no more than two outside public company boards (including our Board).	
Committee Membership and Leadership Rotations	The Board appoints members of its Committees annually, with the Nominating & Governance Committee reviewing and recommending Committee membership, and assignments rotate periodically. The guideline for rotating Committee Chair assignments and the Lead Independent Director position is four to six years.	**8, 11**
Board Evaluations and Board Refreshment	The Board regularly evaluates its performance through self-evaluations, corporate governance reviews and periodic charter reviews. Those evaluations, along with assessments of changes in our business strategy or operating environment and the future needs of the Board in light of anticipated director retirements, are used to identify desired backgrounds and skill sets for future Board members.	**18**
Risk Oversight	We disclose how risk oversight is exercised at the Board and Committee levels and how risk oversight responsibilities are allocated among the Committees.	**12**
Capital Allocation Policies and Priorities	We disclose our capital allocation policies and priorities and how they are overseen by the Board and its Committees.	**13**
Shareholder rights		
Annual Election of Directors	All directors are elected annually, which reinforces our Board's accountability to shareholders.	**17**
Majority Voting Standard for Director Elections	Our Articles of Incorporation mandate that directors be elected under a "majority voting" standard in uncontested elections—each director must receive more votes "For" his or her election than votes "Against" in order to be elected.	**17**
Director Resignation Policy	An incumbent director who does not receive a majority vote in an uncontested election must promptly offer to resign. The Nominating & Governance Committee will make a recommendation on the offer, and the Board must accept or reject the offer within 90 days and publicly disclose its decision and rationale.	**17**
Proxy Access	We allow each shareholder, or a group of up to 20 shareholders, owning 3% or more of Target common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board of Directors or at least two directors.	**74**
Single Voting Class	Target common stock is the only class of voting shares outstanding.	**69**
10% Threshold for Special Meetings	Shareholders holding 10% or more of Target's outstanding stock have the right to call a special meeting of shareholders.	
No Poison Pill	We do not have a poison pill.	
Compensation		
Follow Leading Practices	See "Target's Executive Compensation Practices."	**36**

Our directors

Name	Age	Director since	Most recent employer	Title	Independent	Other current public company boards
Roxanne S. Austin	57	2002	Austin Investment Advisors	President	Yes	3
Douglas M. Baker, Jr.	59	2013	Ecolab Inc.	Chairman & CEO	Yes	1
Brian C. Cornell	59	2014	Target Corporation	Chairman & CEO	No	1
Calvin Darden	68	2003	Darden Putnam Energy & Logistics, LLC	Chairman	Yes	2
Henrique De Castro	52	2013	Yahoo! Inc.	Former COO	Yes	1
Robert L. Edwards	62	2015	AB Acquisition LLC (Albertsons/Safeway)	Former President & CEO	Yes	1
Melanie L. Healey	57	2015	The Procter & Gamble Company	Former Group President, North America	Yes	3
Donald R. Knauss	67	2015	The Clorox Company	Former Executive Chairman	Yes	2
Monica C. Lozano	61	2016	The College Futures Foundation	President & CEO	Yes	1
Mary E. Minnick	58	2005	Lion Capital LLP	Partner	Yes	0
Kenneth L. Salazar	63	2013	WilmerHale	Partner	Yes	0
Dmitri L. Stockton	54	2018	General Electric Company	Former Senior Vice President & Special Advisor to the Chairman	Yes	2

Board leadership structure

We do not have an express policy on whether the roles of Chair of the Board and Chief Executive Officer (CEO) should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of Target and our shareholders based on the evolving needs of the company. We currently have a combined Chair/CEO leadership structure. The Board regularly reevaluates our Board leadership structure as part of the Board evaluation process described under "Board evaluations and refreshment" on page 18 and also considers shareholder feedback on the topic. As a result of its most recent evaluation, the Board decided to continue having Mr. Cornell serve as both Chairman and CEO to allow him to coordinate the development, articulation and execution of a unified strategy at the Board and management levels. Where the Chair/CEO roles are combined as they are currently, our Corporate Governance Guidelines require that we have a Lead Independent Director position to complement the Chair's role, and to serve as the principal liaison between the non-employee directors and the Chair. Mr. Baker currently serves as our Lead Independent Director, providing effective, independent leadership of our Board through his clearly defined and robust set of roles and responsibilities.

Our Corporate Governance Guidelines require that both the Chairman and Lead Independent Director be elected annually by the independent, non-employee directors, which ensures that the leadership structure is reviewed at least annually. The Board is committed to continuing to seek shareholder feedback on its approach as part of its ongoing shareholder outreach efforts, and will continue to reassess its Board leadership structure on a regular basis.



Douglas M. Baker, Jr.

Lead independent director

Regular duties:

- Has the authority to convene meetings of the Board and executive sessions consisting solely of independent directors at every meeting;
- Presides at all meetings of the Board of Directors at which the Chair is not present, including executive sessions of independent directors;
- Conducts the annual performance reviews of the CEO, with input from the other independent directors, and serves as the primary liaison between the CEO and the independent directors;
- Provides insights to the Human Resources & Compensation Committee as it annually approves the CEO's compensation;

- Approves meeting schedules, agendas and the information furnished to the Board to ensure that the Board has adequate time and information for discussion;
- Is expected to engage in consultation and direct communication with major shareholders, as appropriate;
- Coordinates with the CEO to establish minimum expectations for non-employee directors to consistently monitor Target's operations and those of our competitors; and
- Consults with the Nominating & Governance Committee regarding Board and Committee composition, Committee Chair selection, the annual performance review of the Board and its Committees, and director succession planning.

Annual election:

Elected annually by the independent, non-employee directors.

Service:

As a guideline, the Lead Independent Director should serve in that capacity for no more than four to six years.

Committees

The Board has the following Committees and Committee composition as of the date of this proxy statement. All members of each Committee are independent directors. Each Committee operates under a written charter, a current copy of which is available on our company website, as described in Question 14 on page 73.

Audit & Finance Committee[1]

Responsibilities

- Assists the Board in overseeing our financial reporting process, including the integrity of our financial statements and internal controls, the independent auditor's qualifications and independence, performance of our internal audit function and approval of transactions with related persons
- Prepares the "Report of the Audit & Finance Committee" on page 65 and performs the duties and activities described in that report
- Discusses with management our positions with respect to income and other tax obligations

- Reviews with management our risk assessment and management policies and our major financial, accounting and compliance risk exposures; conducts a joint meeting annually with the Risk & Compliance Committee to review legal and regulatory risk and compliance matters
- Assists the Board in overseeing our financial policies, financial condition, including our liquidity position, funding requirements, ability to access the capital markets, interest rate exposures and policies regarding return of cash to shareholders

Committee members

Mr. Edwards (Chair)
Mr. De Castro
Ms. Lozano
Ms. Minnick
Mr. Stockton

Number of meetings during fiscal 2017

7

(1) *The Board of Directors has determined that all members of the Audit & Finance Committee satisfy the applicable audit committee independence requirements of the New York Stock Exchange (NYSE) and the Securities and Exchange Commission (SEC). The Board has also determined that all members have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules. The determination for each of Mr. Edwards and Ms. Lozano was based on experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or actively supervising a person holding one of those positions. For Mr. De Castro, the determination was based on his experience serving as the Chief Operating Officer of Yahoo! Inc. and analyzing financial statements and financial performance of companies for Cantor Fitzgerald's corporate venture capital arm. For Ms. Minnick, the determination was based on her experience with analyzing the financial statements and financial performance of portfolio companies of Lion Capital. For Mr. Stockton, the determination was based on his financial oversight experiences with General Electric Company.*

Human Resources & Compensation Committee[2]

Responsibilities

- Reviews our compensation philosophy, selection and relative weightings of different compensation elements to balance risk, reward and retention objectives and the alignment of incentive compensation performance measures with our strategy
- In consultation with the Lead Independent Director, reviews and approves goals and objectives for the CEO
- Reviews and approves the composition and value of all executive officer compensation

- Reviews and approves the compensation provided to non-employee members of the Board
- Prepares the "Human Resources & Compensation Committee Report" on page 31
- Oversees risks associated with our compensation policies and practices, and annually reviews with its compensation consultant whether those policies and practices create material risks to Target
- Oversees management development, evaluation and succession planning

Committee members

Ms. Austin (Chair)
Mr. Darden
Ms. Healey
Mr. Knauss

Number of meetings during fiscal 2017

6

(2) *The Board of Directors has determined that all members of the Human Resources & Compensation Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.*

Nominating & Governance Committee

Responsibilities

- Oversees our corporate governance practices
- Leads director succession planning and identifies individuals qualified to become Board members
- Makes recommendations, in consultation with the Lead Independent Director, on overall composition of the Board, its Committees, and the selection of the Committee Chairs and the Lead Independent Director
- Leads the annual self-evaluation performance review of the Board and its Committees in consultation with the Lead Independent Director
- Oversees policies and practices regarding public advocacy and political activities
- Periodically reviews our Committee charters and Corporate Governance Guidelines

Committee members

Mr. Baker (Chair)

Mr. Darden

Ms. Healey

Ms. Lozano

Number of meetings during fiscal 2017

5

Risk & Compliance Committee

Responsibilities

- Assists the Board in overseeing management's identification and evaluation of our principal operational, business and compliance risks, including our risk management framework and the policies, procedures and practices employed to manage risks
- Oversees and monitors the effectiveness of our business ethics and compliance program
- Supports the Audit & Finance Committee in oversight of compliance with legal and regulatory requirements

Committee members

Mr. Salazar (Chair)

Ms. Austin

Mr. Baker

Mr. Edwards

Number of meetings during fiscal 2017

4

Infrastructure & Investment Committee

Responsibilities

- Assists the Board in overseeing our investment activity, including alignment of investments with our strategy and evaluating the effectiveness of investment decisions
- Oversees management's resource allocation plans regarding infrastructure requirements
- Reviews management's plans for business development, business acquisitions and other significant business relationships, including alignment of opportunities with our strategic objectives, expected return on investment and post-acquisition integration and performance of acquired businesses

Committee members

Ms. Minnick (Chair)

Mr. De Castro

Mr. Knauss

Mr. Salazar

Mr. Stockton

Number of meetings during fiscal 2017

4

Committee composition and leadership

The Board appoints members of its Committees annually, with the Nominating & Governance Committee reviewing and recommending Committee membership, and assignments rotate periodically. The following considerations provide the framework for determining Committee composition and leadership:

- The guideline for rotating Committee Chair assignments is four to six years, and six to twelve months before the date of a director's anticipated retirement from the Board;
- The Board seeks to have each director serve on two to three Committees;
- The Board considers a number of factors in deciding Committee composition, including individual director experience and qualifications, prior Committee experience and increased time commitments for directors serving as a Committee Chair or Lead Independent Director;
- By virtue of the position, the Lead Independent Director is a member of the Nominating & Governance Committee; and
- To enhance risk oversight coordination, the Risk & Compliance Committee must include at least one member from each of the other Committees.

In connection with Mr. Rice's departure from the Board in January 2018, Mr. Edwards was added to the Audit & Finance Committee and became its new chair, and Ms. Minnick became the new chair of the Infrastructure & Investment Committee.

Risk oversight

A summary of the allocation of general risk oversight functions among management, the Board and its Committees is as follows:



Board of Directors

Continuous oversight of overall risks, with emphasis on strategic risks, as well as reputation and corporate social responsibility efforts

Audit & Finance Committee

Financial reporting, internal controls and financial risks

Risk & Compliance Committee

Principal operating, business, and compliance risks, including information security and incident response

Human Resources & Compensation Committee

Compensation policies, practices and incentive-related risks, organizational talent and culture, and management succession risks

Nominating & Governance Committee

Governance structure, Board succession and public policy engagement risks

Infrastructure & Investment Committee

Risks related to capital expenditures, major expense commitments and infrastructure needs

Management

Identification, assessment and management of risks

The primary responsibility for the identification, assessment and management of the various risks that we face belongs with management. At the management level, risks are prioritized and assigned to senior leaders based on the risk's relationship to the leader's business area and focus. Those senior leaders develop plans to address the risks and measure the progress of risk management efforts. Our Chief Legal & Risk Officer provides centralized oversight of Target's enterprise risk management program. Our Chairman & CEO and his direct reports meet regularly with the Chief Legal & Risk Officer to identify, assess and manage risks facing the business. In addition, the Chief Legal & Risk Officer and other enterprise risk management team members regularly meet with leaders of business areas to inform, coordinate and manage the enterprise risk management program.

The Risk & Compliance Committee coordinates the oversight of different risks by the Board and each Committee, and is structured to support that coordination by having at least one director from each Committee included in its membership. The Board's oversight of the risks occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has in place processes to deal appropriately with risk. For example, our principal strategic risks are reviewed as part of the Board's regular discussion and consideration of our strategy, and the alignment of specific initiatives with that strategy. Similarly, at every meeting the Board reviews the principal factors influencing our operating results, including the competitive environment, and discusses with our senior executive officers the major events, activities and challenges affecting the company. The Board's ongoing oversight of risk also occurs at the Board Committee level on a more focused basis as detailed above. The Chief Legal & Risk Officer annually presents an overview of the enterprise risk management program to the Board's Risk & Compliance Committee and provides it with regular updates on the program and status of key risks facing the business. In addition, the Risk & Compliance Committee and Audit & Finance Committee annually conduct a joint meeting to review legal and regulatory risk and compliance matters.

Our capital allocation policy and priorities

Three capital allocation priorities

Development and execution of our capital allocation policy are primarily the responsibility of our management and are overseen by the Board and its Committees. Our management follows a disciplined and balanced approach to capital allocation based on the following priorities, ranked in order of importance:

Priorities	Description
1. Investing in our Business	Fully invest in opportunities to profitably grow our business, create sustainable long-term value, and maintain our current operations and assets
2. Annual Dividend	Maintain a competitive quarterly dividend and seek to grow it annually
3. Share Repurchase	Return excess cash to shareholders by repurchasing shares within the limits of our credit rating goals

Dividend and share repurchase philosophy

Our business generates more cash than we currently need to fully invest in the growth and long-term health of our business, so we return excess cash to shareholders through an appropriate balance between dividends and share repurchase. We believe that both dividends and share repurchases serve important purposes. We believe that our dividend should be competitive, reliable and sustainable. We also believe that share repurchase is the most effective way to return any excess cash to shareholders after we have met our other priorities of fully investing in our business and maintaining a competitive dividend, because it allows shareholders to redeploy the cash as they choose, while providing us with appropriate flexibility to respond to changes in our operating performance and investment opportunities. For example, we suspended all share repurchase activity for a period from the middle of 2013 through early 2015 in response to changes in our operating performance, but we continued to invest in our business and grew our annual dividend during that period.

Capital allocation oversight

The Board of Directors and its Committees share responsibility for overseeing capital allocation among our three capital allocation priorities:

Responsible party	General oversight area	Description of responsibilities
Board of Directors	All Capital Allocation Priorities	• Balance three main priorities appropriately for the growth and long-term health of our business • Review annual and long-term capital and operating plans, including planned share repurchase activities • Authorize dividends and share repurchase programs
Infrastructure & Investment Committee	Investing in Our Business	• Monitor the overall level of investments • Review alignment of investments with our strategies • Evaluate effectiveness of investments in achieving appropriate returns
Audit & Finance Committee	Annual Dividend and Share Repurchase Priorities	• Oversee liquidity to support operations and investments • Evaluate capacity for and competitiveness of annual dividends • Monitor execution of share repurchase activity • Review management's credit rating goals • Provide recommendations to full Board on amount of dividends and share repurchase authorization levels
Human Resources & Compensation Committee	Compensation Effects of All Capital Allocation Priorities	• Consider effects of our capital allocation strategy during compensation plan design and goal-setting process • Receive regular performance updates • Retain ability to use discretion to adjust payouts where extraordinary circumstances occur

Board's role in management evaluations and management succession planning

One of the primary responsibilities of the Board is to ensure that Target has a high-performing management team. The Board regularly reviews management development and succession planning to maximize the pool of internal candidates who can assume top management positions without undue interruption. In addition, the Human Resources & Compensation Committee conducts regular reviews of talent development and succession planning with a deeper focus than the full Board review, emphasizing career development of promising management talent.

Corporate responsibility and reputation

Target recognizes that environmental, social and governance issues are of increasing importance to many investors. We have a longstanding dedication to improving the communities where we operate, and since 1946 we have donated 5 percent of our profit to those communities. We know that working together with our team members, guests, suppliers and communities creates better outcomes on issues that matter to us all. Corporate responsibility is an enterprise-wide commitment informed by and integrated into our business strategy.

Our Board of Directors monitors and supports corporate responsibility efforts, and we publish an annual Corporate Responsibility Report, in accordance with the Global Reporting Initiative Guidelines as a framework to report on environmental, social and governance performance issues most important to our business stakeholders.

Our most recent report, published in June 2017, covers a variety of environmental, social and governance issues, including responsible sourcing practices, diversity and inclusion, sustainable products, environmental management and policies, stakeholder engagement, and community investment. Through our annual Corporate Responsibility Reports, we set goals and targets and report our progress. A copy of our most recent Corporate Responsibility Report is available on our company website, as described in Question 14 on page 73.

Board and shareholder meeting attendance

The Board of Directors met seven times during fiscal 2017. All directors attended at least 75% of the aggregate total of meetings of the Board and Board Committees on which the director served during the last fiscal year.

Twelve of our thirteen then-serving directors attended our June 2017 Annual Meeting of Shareholders. The Board has a policy requiring all directors to attend all annual meetings of shareholders, absent extraordinary circumstances. The only director who did not attend the June 2017 Annual Meeting of Shareholders was Anne M. Mulcahy, who retired on June 14, 2017, effective as of the conclusion of the meeting.

Director independence

The Board of Directors believes that a majority of its members should be independent directors. The Board annually reviews all relationships that directors have with Target to affirmatively determine whether the directors are independent. If a director has a material relationship with Target, that director is not independent. The listing standards of the NYSE detail certain relationships that, if present, preclude a finding of independence.

The Board also specifically considered each director's length of service on the Board in making its annual independence determination. Specifically, the Board determined that Ms. Austin, Mr. Darden and Ms. Minnick, each of whom are up for re-election and have served on the Board for more than 12 years, continue to demonstrate the independence of judgment expected of independent directors.

The Board affirmatively determined that all non-employee directors are independent. Mr. Cornell is the only employee director and is not independent. The Board specifically considered the following transactions and concluded that none of the transactions impaired any director's independence. In addition, none of the transactions are related-party transactions because none of the directors have a direct or indirect material interest in the listed transactions.

Director	Entity and relationship	Transactions	% of entity's annual revenues in each of last 3 years
Douglas M. Baker, Jr.	Ecolab Inc. Chairman & CEO	We purchase supplies, servicing, repairs and merchandise from Ecolab.	Less than 0.01%
Mary E. Minnick	Each portfolio company of Lion Capital[1] Partner in Lion Capital	We purchase merchandise for resale from portfolio companies of Lion Capital.	Less than 2% of each portfolio company
Kenneth L. Salazar	WilmerHale Partner	In fiscal 2017, WilmerHale was engaged to provide legal services.[2]	Less than 1%

(1) Ms. Minnick does not have any direct ownership in any of these portfolio companies and her indirect ownership in each of these portfolio companies is less than 5%.

(2) WilmerHale represented to us that: (a) Mr. Salazar's compensation was not affected by the amount of legal services performed by WilmerHale for Target, (b) Mr. Salazar did not receive any of the fees from the Target relationship during each of the last three years and (c) Mr. Salazar will not receive any of the fees from the Target relationship in the future. Mr. Salazar does not personally provide any of the legal services to Target.

Policy on transactions with related persons

The Board of Directors has adopted a written policy requiring that any transaction: (a) involving Target; (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest; and (c) where the amount involved exceeds $120,000 in any fiscal year, be approved or ratified by a majority of independent directors of the full Board or by a designated Committee of the Board. The Board has designated the Audit & Finance Committee as having responsibility for reviewing and approving all such transactions except those dealing with compensation of executive officers and directors, or their immediate family members, in which case it will be reviewed and approved by the Human Resources & Compensation Committee.

In determining whether to approve or ratify any such transaction, the independent directors or relevant Committee must consider, in addition to other factors deemed appropriate, whether the transaction is on terms no less favorable to Target than those involving unrelated parties. No director may participate in any review, approval or ratification of any transaction if he or she, or his or her immediate family member, has a direct or indirect material interest in the transaction.

We ratified three related party transactions in accordance with this policy during fiscal 2017. Two of the transactions dealt with compensation of immediate family members of one of our former executive officers, Casey Carl. Mr. Carl's brother joined Target in 2005, has been a team member in merchandising since that time and earned annual compensation of $173,080 in 2017. Mr. Carl's sister-in-law joined Target in 2009, has been a team member in merchandising since that time and earned annual compensation of $296,863 in 2017. For each of these immediate family members, the compensation is commensurate with the immediate family member's peers. In addition, the son of Mr. Knauss, a non-employee director, is employed by a company from which we purchase merchandise for resale. Mr. Knauss's son is a sales representative and represents the supplier in its relationship with Target Corporation. Our relationship with this supplier pre-dated Mr. Knauss's son's employment with the supplier. In fiscal 2017, we purchased approximately $60.5 million of merchandise from the supplier, which represented less than 0.1% of our annual revenues. Target's decisions regarding purchases of merchandise from its suppliers are made by team members in the merchandising departments and no member of the Board of Directors has any input or involvement in such decisions. As described above under "Director independence," the Board affirmatively determined that Mr. Knauss is independent, and the transaction involving Mr. Knauss's son did not affect Mr. Knauss's independence.

Business ethics and conduct

We are committed to conducting business lawfully and ethically. All of our directors and named executive officers, like all Target team members, are required to act at all times with honesty and integrity. Our Business Conduct Guide covers areas of professional conduct, including conflicts of interest, the protection of corporate opportunities and assets, employment policies, confidentiality, vendor standards and intellectual property, and requires strict adherence to all laws and regulations applicable to our business. Our Business Conduct Guide also describes the means by which any employee can provide an anonymous report of an actual or apparent violation of our Business Conduct Guide.

We disclose any amendments to, or waivers from, any provision of our Business Conduct Guide involving our directors, our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions on our website.

Communications with directors and shareholder outreach

Shareholders and other interested parties seeking to communicate with any individual director or group of directors may send correspondence to Target Board of Directors, c/o Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403 or email BoardOfDirectors@target.com, which is managed by the Corporate Secretary. The Corporate Secretary, in turn, has been instructed by the Board to forward all communications, except those that are clearly unrelated to Board or shareholder matters, to the relevant Board members.

We regularly engage in outreach efforts with our shareholders, both large and small, relating to our business, compensation practices, and environmental, social and governance issues. We involve one or more independent directors in these conversations, as appropriate. While we benefit from an ongoing dialogue with many of our shareholders, we recognize that we have not communicated directly with all of our shareholders. If you would like to engage with us, please send correspondence to Target Corporation, Attn: Investor Relations, 1000 Nicollet Mall, TPN-0841, Minneapolis, Minnesota 55403 or email investorrelations@target.com.

Item one   Election of directors

Election and nomination process

Our election process is backed by sound corporate governance principles:

- All directors are elected annually;
- Directors are elected under a "majority voting" standard — each director in an uncontested election must receive more votes "For" his or her election than votes "Against" in order to be elected; and
- An incumbent director who is not re-elected must promptly offer to resign. The Nominating & Governance Committee will make a recommendation on the offer to the full Board, and the Board must accept or reject the offer within 90 days and publicly disclose its decision and rationale.

The Nominating & Governance Committee is responsible for identifying individuals qualified to become Board members and making recommendations on director nominees to the full Board. The Committee considers the following factors in its efforts to identify potential director candidates:

- Input from the Board, management and our shareholders to identify the backgrounds or skill sets that are desired; and
- Changes in our business strategy or operating environment and the future needs of the Board in light of anticipated director retirements under our Board tenure policies.

The Nominating & Governance Committee has retained a third-party search firm to assist in identifying director candidates and will also consider recommendations from shareholders. Any shareholder who wishes the Committee to consider a candidate should submit a written request and related information to our Corporate Secretary no later than December 31 of the calendar year preceding the next annual meeting of shareholders. Shareholders may also nominate director candidates directly if they comply with our bylaws, which are described in more detail in Question 18 "How do I submit a proposal or nominate a director candidate for the 2019 annual meeting of shareholders?" on page 74 of the proxy statement.

Determining board composition

The criteria the Board follows in determining the composition of the Board is simple: directors are to have broad perspective, experience, knowledge and independence of judgment. The Board as a whole should consist predominantly of persons with strong business backgrounds that span multiple industries. The Board does not have a specific policy regarding consideration of gender, ethnic or other diversity criteria in identifying director candidates. However, the Board has had a longstanding commitment to, and practice of, maintaining diverse representation on the Board. At least annually the Board seeks input from each of its members with respect to the current composition of the Board in light of changes in our current and future business strategies, as well as our operating environment, as a means to identify any backgrounds or skill sets that may be helpful in maintaining or improving alignment between Board composition and our business. In addition, we seek feedback from our shareholders regarding the backgrounds and skill sets that they would like to see represented on our Board. This input is then used by our Nominating & Governance Committee in its director search process.

Board evaluations and refreshment

Self-evaluation	The Nominating & Governance Committee, in consultation with the Lead Independent Director, annually leads the performance review of the Board and its Committees. In 2017, the Board self-evaluation involved a survey completed by each director about the Board and the Committees on which the director served, followed by individual interviews. Following completion of the interviews, the results were discussed by the full Board and each Committee. In 2017, the Board self-evaluation was administered by the Corporate Secretary's office. The annual self-evaluation has periodically been conducted by a third-party consultant, as appropriate. The self-evaluation process seeks to obtain each director's assessment of the effectiveness of the Board, the Committees and their leadership, Board and Committee composition and Board/management dynamics.
Corporate governance review	Our Nominating & Governance Committee regularly reviews Target's core corporate governance practices and prevailing best practices, emerging practices and evolving topics as indicated by shareholder outreach, current literature, and corporate governance organizations.

The Board maintains tenure policies (contained in our Corporate Governance Guidelines) as a means of ensuring that the Board regularly benefits from a balanced mix of perspectives and experiences.

Tenure policies

Term limit
Directors may not serve on the Board for more than
20 years

Mandatory retirement
Directors must retire at the end of the term in which they reach
age **72**

Change in principal employment
Directors must offer to resign upon any substantial change in principal employment

Our current Board's composition represents a balanced approach to director tenure, allowing the Board to benefit from the experience of longer-serving directors combined with fresh perspectives from newer directors:

Tenure on board

Less than 5 years
7 directors

5 to 10 years
2 directors

More than 10 years
3 directors

Average director tenure
5.7 years

Gender diversity



33% Female
67% Male

Ethnic or racial diversity[1]



50% Diverse
50% Non-diverse

(1) Includes those directors who indicate they are ethnically or racially diverse. Our ethnically or racially diverse directors are Mr. Darden, Mr. De Castro, Ms. Healey, Ms. Lozano, Mr. Salazar and Mr. Stockton.

On March 5, 2018, the Board elected Dmitri L. Stockton to fill a vacancy on the Board. Mr. Stockton was identified as a candidate by an independent director and evaluated by an independent search firm that was retained directly by the Nominating & Governance Committee to assist with identifying, screening and evaluating candidates for the Board. Mr. Stockton brings substantial experience in managing worldwide financial operations, financial oversight, risk management, consumer banking, asset management, employee benefits, governance, regulatory compliance and alignment of financial and strategic initiatives to the Board. You can view biographical information about Mr. Stockton on page 26.

2018 nominees for director

After considering the recommendations of the Nominating & Governance Committee, the Board has set the number of directors at 12 and nominated all current directors to stand for re-election. The Board believes that each of these nominees is qualified to serve as a director of Target and the specific qualifications of each nominee that were considered by the Board follow each nominee's biographical description. In addition, the Board believes that the combination of backgrounds, skills and experiences has produced a Board that is well-equipped to exercise oversight responsibilities on behalf of Target's shareholders and other stakeholders.

The following table describes key characteristics of our business and the skills our Board collectively possesses.

Target's business characteristics	Skills our board collectively possesses	
Target is a large retailer that offers everyday essentials and fashionable, differentiated merchandise at discounted prices in stores and through digital channels.	**Retail Industry Experience**	**Large retail or consumer products company experience.**
Target's scale and complexity requires aligning many areas of our operations, including marketing, merchandising, supply chain, technology, human resources, property development, credit card servicing and our community and charitable activities.	**Senior Leadership**	**Experience as executive officer level business leader or senior government leader.**
Our brand is the cornerstone of our strategy to provide a relevant and affordable differentiated shopping experience for our guests.	**Marketing or Brand Management**	**Marketing or managing well-known brands or the types of consumer products and services we sell.**
We operate a large network of stores and distribution centers.	**Real Estate**	**Real estate acquisitions and dispositions or property management experience.**
We have a large and global workforce, which represents one of our key resources, as well as one of our largest operating expenses.	**Workforce Management**	**Managing a large or global workforce.**
Our business has become increasingly complex as we have expanded our offerings as well as the channels in which we deliver our shopping experience. This increased complexity requires sophisticated technology infrastructure.	**Technology**	**Leadership and understanding of technology, digital platforms and new media, data security, and data analytics.**
Our business involves sourcing merchandise domestically and internationally from numerous vendors and distributing it through our network of distribution centers.	**Multi-National Operations or Supply Chain Logistics**	**Executive officer roles at multi-national organizations or in global supply chain operations.**
We are a large public company committed to disciplined financial and risk management, legal and regulatory compliance and accurate disclosure.	**Finance or Risk Management**	**Public company management, financial stewardship or enterprise risk management experience.**
To be successful, we must preserve, grow and leverage the value of our reputation with our guests, team members, the communities in which we operate and our shareholders.	**Public Affairs or Corporate Governance**	**Public sector experience, community relations or corporate governance expertise.**

The following table summarizes the skills that each member of our Board possesses that are relevant to Target's business characteristics:

	Ms. Austin	Mr. Baker	Mr. Darden	Mr. De Castro	Mr. Edwards	Ms. Healey	Mr. Knauss	Ms. Lozano	Ms. Minnick	Mr. Salazar	Mr. Stockton
Retail Industry Experience	●			●	●	●	●	●	●		
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
Marketing or Brand Management	●	●		●	●	●	●	●	●		●
Real Estate		●	●		●					●	●
Workforce Management	●	●	●	●	●	●	●	●	●	●	●
Technology	●			●	●			●		●	
Multi-National Operations or Supply Chain Logistics	●	●	●	●	●	●	●		●		
Finance or Risk Management	●	●		●	●	●	●	●	●	●	●
Public Affairs or Corporate Governance	●	●	●		●	●	●	●	●	●	●

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



**Roxanne
S. Austin**

Age 57

Director since 2002

Independent

Committees
- Human Resources & Compensation (Chair)
- Risk & Compliance

Background
Current and past five years
Roxanne S. Austin is President of Austin Investment Advisors, a private investment and consulting firm, a position she has held since 2004, and chairs the U.S. Mid-Market Investment Advisory Committee of EQT Partners.
Other experience
Ms. Austin also previously served as President & Chief Executive Officer of Move Networks, Inc., President & Chief Operating Officer of DIRECTV, Inc., Executive Vice President & Chief Financial Officer of Hughes Electronics Corporation and as a partner of Deloitte & Touche LLP.

Qualifications
Through her extensive management and operating roles, including her financial roles, Ms. Austin provides the Board with financial, operational and risk management expertise, and substantial knowledge of new media technologies.

Other public company boards

Current	**Within past five years**
Abbott Laboratories	LM Ericsson Telephone Company
AbbVie Inc.	
Teledyne Technologies Incorporated	



**Douglas M.
Baker, Jr.**

Age 59

Director since 2013

Lead Independent Director

Committees
- Nominating & Governance (Chair)
- Risk & Compliance

Background
Current and past five years
Douglas M. Baker, Jr., is Chairman & Chief Executive Officer of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets. He has served as Chairman of the Board of Ecolab since May 2006 and Chief Executive Officer since July 2004.
Other experience
Mr. Baker held various leadership positions within Ecolab, including President and Chief Operating Officer.

Qualifications
Mr. Baker provides the Board with valuable global marketing, sales and general management experience, as well as operational and governance perspectives. His current role as CEO of a large publicly-held company provides the Board with additional top-level perspective in organizational management.

Other public company boards

Current	**Within past five years**
Ecolab Inc.	U.S. Bancorp



Brian C. Cornell

Age 59

Director since 2014

Committees
- None

Background
Current and past five years
Brian C. Cornell has served as Chairman of the Board & Chief Executive Officer of Target Corporation since August 2014. Mr. Cornell served as Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc., a multinational food and beverage corporation, from March 2012 to July 2014.
Other experience
Mr. Cornell previously served as Chief Executive Officer & President of Sam's Club, a division of Wal-Mart Stores, Inc., and as an Executive Vice President of Wal-Mart Stores, Inc.

Qualifications
Through his more than 30 years in escalating leadership positions at leading retail and global consumer product companies, including three CEO roles and more than two decades doing business in North America, Asia, Europe and Latin America, Mr. Cornell provides meaningful leadership experience and retail knowledge. His experience includes time as both a vendor partner and a competitor to Target, and he brings insights from those roles to the company today.

Other public company boards

Current	Within past five years
Yum! Brands, Inc.	Polaris Industries Inc.



Calvin Darden

Age 68

Director since 2003

Independent

Committees
- Human Resources & Compensation
- Nominating & Governance

Background
Current and past five years
Calvin Darden is Chairman of Darden Putnam Energy & Logistics, LLC, a company that sells fuel products, a position he has held on a full-time basis since February 2015. From November 2009 to February 2015, he was Chairman of Darden Development Group, LLC, a real estate development company.
Other experience
Mr. Darden had a 33-year career with the United Parcel Service of America, Inc., an express carrier and package delivery company, and served in a variety of senior management positions, ending as Senior Vice President of U.S. Operations.

Qualifications
Mr. Darden provides the Board with significant experience in supply chain networks, logistics, customer service and management of a large-scale workforce obtained over his career in the delivery industry, and more recently has developed expertise in community relations and real estate development.

Other public company boards

Current	Within past five years
Aramark	Coca-Cola Enterprises, Inc.
Cardinal Health, Inc.	



Henrique De Castro

Age 52

Director since 2013

Independent

Committees
- Audit & Finance
- Infrastructure & Investment

Background

Current and past five years

Henrique De Castro has served as an Advisor at Cantor Fitzgerald since January 2017, where he leads the corporate venture capital arm of the firm, Cantor Ventures. He previously served as the Chief Operating Officer of Yahoo! Inc., a digital media company that delivers personalized digital content and experiences worldwide by offering online properties and services to users, from November 2012 to January 2014.

Other experience

Mr. De Castro held senior positions at Google Inc., a company that builds technology products and provides services to organize information, including President of Partner Business Worldwide, where he was responsible for approximately one third of Google's revenues, and President of Media, Mobile & Platforms Worldwide, where he built and scaled the business globally to over 50 countries. Before Google, Mr. De Castro held senior executive roles at Dell Technologies and McKinsey & Company.

Qualifications

Mr. De Castro provides the Board with valuable insight into media, technology, internet and start-up businesses across the globe along with global perspectives on leading strategy, revenue generation, operations and partnerships in the technology, internet, media and retail industries.

Other public company boards

Current	Within past five years
First Data Corporation	None



Robert L. Edwards

Age 62

Director since 2015

Independent

Committees
- Audit & Finance (Chair)
- Risk & Compliance

Background

Current and past five years

Robert L. Edwards is the former President & Chief Executive Officer of AB Acquisition LLC, a North American food and drug retail company, a position he held from January 2015 to April 2015 due to Albertsons' acquisition of Safeway Inc. Mr. Edwards previously held several executive level positions with Safeway Inc., a United States food and drug retail company, including President & Chief Executive Officer from May 2013 to April 2015, and President & Chief Financial Officer from April 2012 to May 2013.

Other experience

Mr. Edwards previously served as Executive Vice President & Chief Financial Officer of Safeway. He also held executive positions at Maxtor Corporation and Imation Corporation.

Qualifications

Mr. Edwards provides the Board with substantial food and drug retail expertise and perspectives. In addition, his prior experiences as a CEO of a large publicly-held company and as CFO of multiple public companies provide the Board with extensive public company accounting and financial reporting expertise and a top-level perspective in organizational management.

Other public company boards

Current	Within past five years
Blackhawk Network Holdings, Inc.	KKR Financial Holdings LLC
	Safeway Inc.



Melanie L. Healey

Age 57

Director since 2015

Independent

Committees
- Human Resources & Compensation
- Nominating & Governance

Background
Current and past five years
Melanie L. Healey is the former Group President, North America, of The Procter & Gamble Company, one of the world's leading providers of branded consumer packaged goods, a position she held from January 2009 to December 2014. Ms. Healey also served as Group President & Advisor to the Chairman & Chief Executive Officer of The Procter & Gamble Company from January 2015 to July 2015.
Other experience
Ms. Healey held a number of leadership roles at Procter & Gamble, including Group President, Global Health, Feminine and Adult Care Sector. Prior to working at Procter & Gamble, Ms. Healey served in a variety of marketing leadership roles for Johnson & Johnson and S.C. Johnson & Sons.

Qualifications
Ms. Healey provides the Board with valuable strategic, branding, distribution and operating experience on a global scale obtained over her more than 30-year career in the consumer goods industry at three multinational companies. Her deep experience in marketing, including her 18 years outside the United States, provides the Board with strategic and operational leadership and critical insights into brand building and consumer marketing trends globally.

Other public company boards

Current	Within past five years
Hilton Worldwide Holdings Inc.	None
PPG Industries, Inc.	
Verizon Communications Inc.	



Donald R. Knauss

Age 67

Director since 2015

Independent

Committees
- Infrastructure & Investment
- Human Resources & Compensation

Background
Current and past five years
Donald R. Knauss is the former Executive Chairman of The Clorox Company, a leading multinational manufacturer and marketer of consumer and professional products, a position he held from November 2014 to June 2015. Mr. Knauss previously served as Chairman & Chief Executive Officer of The Clorox Company from October 2006 until November 2014.
Other experience
Mr. Knauss previously served as Executive Vice President and Chief Operating Officer of Coca-Cola North America and in various other senior management roles for its subsidiary businesses, and held various marketing and sales positions with PepsiCo, Inc. and The Procter & Gamble Company. Mr. Knauss also served as an Officer in the United States Marine Corps.

Qualifications
Mr. Knauss possesses substantial senior management level experience in a variety of areas, including branded consumer products and consumer dynamics, manufacturing and supply chain, the retail environment, and sales and distribution, which strengthens the Board's collective knowledge, capabilities and experience.

Other public company boards

Current	Within past five years
Kellogg Company	The Clorox Company
McKesson Corporation	URS Corporation



Monica C. Lozano

Age 61

Director since 2016

Independent

Committees
- Audit & Finance
- Nominating & Governance

Background

Current and past five years

Monica C. Lozano is President and Chief Executive Officer of The College Futures Foundation, a position she has held since December 2017. She also serves as the co-founder and Chair of The Aspen Institute Latinos and Society program, a position she has held since January 2015. Ms. Lozano previously served as Chairman of U.S. Hispanic Media, Inc., a leading Hispanic news and information company, from June 2014 to January 2016. Ms. Lozano also served as Chair of ImpreMedia, LLC, a wholly owned subsidiary of U.S. Hispanic Media, Inc., from July 2012 to May 2014, and as Chief Executive Officer from May 2010 to May 2014.

Other experience

Ms. Lozano served as Chief Executive Officer and Publisher of La Opinion, a subsidiary of ImpreMedia, LLC, and in several management-level roles with the company.

Qualifications

Ms. Lozano possesses substantial senior management experience in areas such as operations, strategic planning and marketing, including multi-media content. She also has a deep understanding of issues that are important to Hispanics, a growing U.S. demographic. Ms. Lozano has board-level experience overseeing large organizations with diversified operations on matters such as governance, risk management and financial reporting.

Other public company boards

Current	Within past five years
Bank of America Corporation	The Walt Disney Company



Mary E. Minnick

Age 58

Director since 2005

Independent

Committees
- Infrastructure & Investment (Chair)
- Audit & Finance

Background

Current and past five years

Mary E. Minnick is a Partner of Lion Capital LLP, a consumer-focused private investment firm, a position she has held since May 2007.

Other experience

Ms. Minnick had a 23-year career with The Coca-Cola Company, a manufacturer, marketer and distributor of nonalcoholic beverage concentrates and syrups, and served in a variety of senior management positions, including Chief Operating Officer of the Asian region, Division President roles in the Japan, South Pacific and Asian regions, and ending as the company's Chief Marketing Officer and Global President of Strategy and Innovation.

Qualifications

Ms. Minnick provides the Board with substantial expertise in operations management, building brand awareness, product development, marketing, distribution and sales on a global scale obtained over her career with The Coca-Cola Company. Her current position with Lion Capital provides the Board with additional insights into the retail business and consumer marketing trends outside the United States.

Other public company boards

Current	Within past five years
None	Heineken NV
	The WhiteWave Foods Company



Kenneth L. Salazar

Age 63

Director since 2013

Independent

Committees
- Risk & Compliance (Chair)
- Infrastructure & Investment

Background
Current and past five years
Kenneth L. Salazar is a Partner at WilmerHale, a full service business law firm, a position he has held since June 2013. Mr. Salazar served as the U.S. Secretary of the Interior from 2009 to 2013.
Other experience
Mr. Salazar previously served as U.S. Senator from Colorado and as Attorney General of Colorado. Mr. Salazar also serves on the Mayo Clinic Board of Trustees and is a member of its Audit & Compliance Committee and Information Management and Technology Oversight Committee. Mr. Salazar and his family are farmers and ranchers in Colorado.

Qualifications
Mr. Salazar has substantial public policy and executive level management experience at both the state and federal levels. Mr. Salazar provides the Board with additional insights on public policy issues, government regulation and leadership on matters involving multiple stakeholder stewardship.

Other public company boards

Current	Within past five years
None	None



Dmitri L. Stockton

Age 54

Director since 2018

Independent

Committees
- Audit & Finance
- Infrastructure & Investment

Background
Current and past five years
Dmitri L. Stockton is the former Senior Vice President & Special Advisor to the Chairman of General Electric Company, a global infrastructure and technology conglomerate. He held that position from July 2016 to March 2017. He served as Chairman, President, & Chief Executive Officer of GE Asset Management Incorporated, a global asset management company, and Senior Vice President of General Electric Company from May 2011 to December 2016.
Other experience
Mr. Stockton previously served as President & Chief Executive Officer of GE Capital Global Banking and Senior Vice President of General Electric Company based in London, President & Chief Executive Officer of GE Consumer Finance, Central & Eastern Europe, and Vice President of General Electric Company.

Qualifications
Mr. Stockton's 30 year career with General Electric Company has provided him with substantial experience in managing worldwide financial operations. His expertise gives the Board additional skills in the areas of leadership, financial oversight, risk management, consumer banking, asset management, employee benefits, governance, regulatory compliance and the alignment of financial and strategic initiatives.

Other public company boards

Current	Within past five years
Deere & Company	Synchrony Financial
Ryder System, Inc.	

◉ **The Board of Directors recommends that shareholders vote For each of the nominees named above for election to our Board of Directors.**

Stock ownership information

Stock ownership guidelines

Stock ownership that must be disclosed in this proxy statement includes shares directly or indirectly owned and shares issuable or options exercisable that the person has the right to acquire within 60 days. Our stock ownership guidelines vary from the required ownership disclosure in that they do not include any options, but do include share equivalents held under deferred compensation arrangements as well as unvested restricted stock units (RSUs) and performance-based RSUs (PBRSUs) at the minimum share payout. We believe our stock ownership guidelines for our directors and executive officers are aligned with shareholders' interests because the guidelines reflect equity that has economic exposure to both upside and downside risk.

Ownership guidelines by position	Directors	CEO	Other NEOs
	Fixed value of $500,000	7x base salary	3x base salary

Equity used to meet stock ownership guidelines	Yes	No
	• Outstanding shares that the person beneficially owns or is deemed to beneficially own, directly or indirectly, under the federal securities laws • RSUs and PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level), whether vested or unvested • Deferred compensation amounts that are indexed to Target common stock, but ultimately paid in cash	• Options, regardless of when they are exercisable • Performance Share Units (PSUs) because their minimum share payout is 0% of the at-goal payout level

All directors and executive officers are expected to achieve the required levels of ownership under our stock ownership guidelines within five years of their election or appointment. If a director or executive officer has not satisfied the ownership guideline amounts within those first five years or goes below the required amounts after that time period, he or she must retain all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until compliance is achieved. In addition, if an executive officer is below the ownership guideline amounts during the first five years after becoming an executive officer, he or she must retain at least 50% of all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until compliance is achieved.

The following table shows the holdings of our current directors and NEOs recognized for purposes of our stock ownership guidelines as of April 9, 2018 and the respective ownership guidelines calculations.

	Shares directly or indirectly owned	RSUs & PBRSUs	Share equivalents	Total stock ownership for guidelines (# of shares)[1]	Stock ownership guidelines calculation
Directors					**Total value[2]**
Roxanne S. Austin	10,000	28,951	0	38,951	$ 2,784,217
Douglas M. Baker, Jr.	0	17,544	0	17,544	$ 1,254,045
Calvin Darden	0	28,951	836	29,787	$ 2,129,151
Henrique De Castro	0	18,509	0	18,509	$ 1,323,023
Robert L. Edwards	10,000	9,314	0	19,314	$ 1,380,565
Melanie L. Healey[3]	0	8,752	0	8,752	$ 625,593
Donald R. Knauss	10,412	9,314	0	19,726	$ 1,410,043
Monica C. Lozano[3]	0	7,595	0	7,595	$ 542,891
Mary E. Minnick	886	65,854	478	67,218	$ 4,804,738
Kenneth L. Salazar	0	14,902	0	14,902	$ 1,065,195
Dmitri L. Stockton[3]	0	3,031	0	3,031	$ 216,656
Current named executive officers					**Multiple of base salary[2]**
Brian C. Cornell	235,852	94,155	8,838	338,844	17.3
Cathy R. Smith	30,690	31,854	0	62,544	5.6
John J. Mulligan	99,294	49,003	0	148,297	10.6
Michael E. McNamara	37,463	31,854	0	69,317	6.8
Janna A. Potts	10,970	16,803	9,829	37,602	3.8

(1) The "Total stock ownership for guidelines" calculation, like the required disclosure of "Total shares beneficially owned" on page 29, starts with "Shares directly or indirectly owned" but differs by (a) excluding all options, regardless of whether they can be converted into common stock on or before June 8, 2018 and (b) including (i) share equivalents that are held under deferred compensation arrangements and (ii) RSUs and PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level), whether vested or unvested, even if they will be converted into common stock more than 60 days from April 9, 2018.

(2) Based on closing stock price of $71.48 as of April 9, 2018.

(3) Mr. Stockton joined the Board on March 5, 2018. He currently complies with our stock ownership guidelines because he has five years from that date to meet the required $500,000 stock ownership level.

Beneficial ownership of directors and officers

The following table includes information about the shares of Target common stock (our only outstanding class of equity securities) which are beneficially owned on April 9, 2018 or which the person has the right to acquire within 60 days of April 9, 2018 for each director, named executive officer in the "Summary compensation table" on page 49, and all current Target directors and executive officers as a group.

Directors	Shares directly or indirectly owned	Shares issuable within 60 days[1]	Stock options exercisable within 60 days	Total shares beneficially owned[2]
Roxanne S. Austin	10,000	27,048	15,687	52,735
Douglas M. Baker, Jr.	0	14,108	5,570	19,678
Calvin Darden	0	27,048	0	27,048
Henrique De Castro	0	16,606	5,570	22,176
Robert L. Edwards	10,000	7,411	0	17,411
Melanie L. Healey	0	6,849	0	6,849
Donald R. Knauss	10,412	7,411	0	17,823
Monica C. Lozano	0	5,692	0	5,692
Mary E. Minnick	886	63,951	0	64,837
Kenneth L. Salazar	0	12,999	3,601	16,600
Dmitri L. Stockton	0	759	0	759
Named executive officers				
Brian C. Cornell	235,852	0	0	235,852
Cathy R. Smith	30,690	0	0	30,690
John J. Mulligan	99,294	0	139,018	238,312
Michael E. McNamara	37,463	0	0	37,463
Janna A. Potts	10,970	0	14,405	25,375
All current directors and executive officers				
As a group (22 persons)	517,892[3]	189,882	349,870	1,057,644

(1) Includes shares of common stock that the named individuals may acquire on or before June 8, 2018 pursuant to the conversion of vested RSUs into common stock.

(2) All directors and executive officers as a group own less than 1% of Target's outstanding common stock. The persons listed have sole voting and investment power with respect to the shares listed.

(3) Includes shares of common stock owned by executive officers in the Target 401(k) Plan as of April 9, 2018.

Beneficial ownership of Target's largest shareholders

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of our common stock:

Name and address of >5% beneficial owner	Number of common shares beneficially owned	Percent of class[1]
State Street Corporation One Lincoln Street Boston, Massachusetts 02111	49,308,674[2]	9.2%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	44,370,579[3]	8.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	37,823,852[4]	7.1%

(1) Based on shares outstanding on April 9, 2018.

(2) State Street Corporation (State Street) reported its direct and indirect beneficial ownership in various fiduciary capacities (including as trustee under Target's 401(k) Plan) on a Schedule 13G filed with the SEC on February 14, 2018. The filing indicates that as of December 31, 2017, State Street had sole voting power for 0 shares, shared voting power for 49,308,674 shares, sole dispositive power for 0 shares and shared dispositive power for 49,308,674 shares.

(3) BlackRock, Inc. (BlackRock) reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 8, 2018. The filing indicates that as of December 31, 2017, BlackRock had sole voting power for 37,786,439 shares, shared voting power for 0 shares, sole dispositive power for 44,370,579 shares and shared dispositive power for 0 shares.

(4) The Vanguard Group (Vanguard) reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 9, 2018. The filing indicates that as of December 31, 2017, Vanguard had sole voting power for 757,599 shares, shared voting power for 132,657 shares, sole dispositive power for 36,950,417 shares and shared dispositive power for 873,435 shares.

Section 16(a) beneficial ownership reporting compliance

SEC rules require disclosure of those directors, officers and beneficial owners of more than 10% of our common stock who fail to timely file reports required by Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) during the most recent fiscal year. Based solely on review of reports furnished to us and written representations that no other reports were required during the fiscal year ended February 3, 2018, all Section 16(a) filing requirements were met.

Human Resources & Compensation Committee Report

The Human Resources & Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on this review and discussion, the Human Resources & Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K and this proxy statement.

Human Resources & Compensation Committee

Roxanne S. Austin, Chair
Calvin Darden
Melanie L. Healey
Donald R. Knauss

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (CD&A) focuses on how our Named Executive Officers (NEOs) were compensated for fiscal 2017 (January 29, 2017 through February 3, 2018) and how their fiscal 2017 compensation aligns with our pay for performance philosophy.

For fiscal 2017, our NEOs were:

Name and principal position		
	Brian C. Cornell	Chairman & Chief Executive Officer
	Cathy R. Smith	Executive Vice President & Chief Financial Officer
	John J. Mulligan	Executive Vice President & Chief Operating Officer
	Michael E. McNamara	Executive Vice President, Chief Information & Digital Officer
	Janna A. Potts	Executive Vice President & Chief Stores Officer

Our CD&A is divided into the following sections:

Executive Summary

To provide context for the compensation decisions made in 2017, it is important to recognize that we, and the retail industry in general, were experiencing deteriorating traffic and sales in 2016, particularly in the fourth quarter. This performance reflected a rapid change in consumer behavior, including soft spending in many of the categories we sell, combined with a rapid shift in consumer preferences toward online retail.

In light of those challenges, several of our competitors were announcing store closures and scaling back their operations to protect profitability. In contrast, in late February 2017 we announced a multi-year plan in which we would aggressively invest in our business in support of our goal to position Target for sustained, profitable market share gains over the long-term. These investments included:

- capital expenditures of more than $2 billion in 2017, and more than $7 billion over a three-year period, to remodel more than 600 stores, open 100 small-format stores, enhance Target's digital capabilities and modernize our supply chain; and
- direct spending investments that would lower operating margin by $1 billion in 2017, specifically in hours and wages in our stores, lower prices to reinforce Target's value perception, and accelerated depreciation driven by the advancement of our store remodel program.

Much of our compensation program consists of long-term incentives that measure our performance relative to our competitors. Given our decision to aggressively invest in our long-term growth during a period of significant industry stress, the independent members of the full Board considered the near-term headwinds that our investments would present when approving our fiscal 2017 short-term incentive goals in March 2017 and the price-vested stock options (Price-Vested Options) in April 2017. See page 44 for more information, respectively.

The pace of our investments either met or exceeded the goals we announced at the beginning of the year. Guests responded faster than expected to our investments, which contributed to financial performance that exceeded expectations.

- Comparable sales in 2017 increased 1.3%, compared with an expectation for a low single-digit decrease going into the year. Comparable sales grew 3.6% in the fourth quarter, bringing fiscal 2017 Total Adjusted Sales to the highest level in our history.
- Both traffic and comparable sales trends improved throughout 2017. We saw acceleration across the business as we gained market share across our five core merchandise categories.
- Given stronger-than-expected sales, our business generated better-than-expected profitability, which partially offset the near-term headwinds created by the investments in our business.

The independent members of the Human Resources & Compensation Committee considered financial and strategic achievements against business goals and plans, as well as the challenging competitive retail landscape in determining short-term incentive payouts for fiscal 2017. See page 39-40 for more information.

Shareholder support for our 2017 advisory vote on executive compensation and shareholder outreach program

At our June 2017 annual meeting of shareholders, shareholders approved our Say on Pay proposal in support of our executive compensation program by 93.9%, consistent with the fiscal 2016 vote of 96.4% and fiscal 2015 vote of 96.6%. We believe open dialogue with our shareholders and incorporation of their feedback into our executive compensation program has been instrumental in obtaining shareholder support for our compensation program's design and direction.

We regularly engage in outreach efforts with our shareholders relating to a variety of topics and involve one or more independent directors in these conversations as appropriate. We use the information gathered through these outreach efforts to help inform our compensation decisions. We look forward to continued dialogue on compensation matters and other issues relevant to our business.

Summary of key compensation decisions for fiscal 2017

Topic	Description	More information
Total Compensation Decisions Timing Shift	During fiscal 2017, the Board approved a shift in the timing of the total compensation decisions for executive officers and the board of directors from the last month of fiscal 2017 to March 2018. This transition allows for consideration of full year financial results prior to annual grant and pay level decisions and aligns timing of executive officers and the board of directors with the broader Target team. This transition also impacts the "Summary compensation table," as described on page 49.	**41**
Price-Vested Options	As described in last year's CD&A, Price-Vested Options were approved in April 2017 to serve as an incentive to successfully execute our turnaround efforts and as a supplemental compensation element based exclusively on stock price performance to align with shareholder value.	**44**
Human Resources & Compensation Committee Use of Negative Discretion	The Human Resources & Compensation Committee applied negative discretion to reduce the payout for the financial component of our Short-Term Incentive Plan (STIP), as follows: • The CEO payout was reduced by 28 percentage points of base salary. • The other NEO payout was reduced by 10 percentage points of base salary.	**40**

Pay for performance

We have a long-standing belief that our executive compensation should be directly linked to performance and the creation of long-term value for our shareholders. We do that by providing our NEOs a mix of base salary, short-term and long-term incentives with compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals. The Human Resources & Compensation Committee uses the at-goal amounts of those key elements to determine the annual at-goal total direct compensation (Annual TDC) of our NEOs, which is a useful measure of pay because it reflects the intended aggregate value of those key elements of pay at the time the pay decision is made. The calculation of our Annual TDC is described on page 41.

- For our NEOs, our short-term incentives are based on annual absolute financial goals and progress made toward key strategic priorities. Our fiscal 2017 goals were approved at the beginning of the year, taking into consideration our business strategies and the

challenges facing the retail industry. Our financial performance exceeded our strategic plans, despite expected headwinds presented by our substantial investment in our strategic initiatives, resulting in payouts well above goal. For further discussion of our fiscal 2017 goals and performance, refer to pages 39-40.

- 100% of our Long-Term Incentive (LTI) program features performance-based metrics and is tied to relative performance versus our retail peers over a three-year time period.

Our pay for performance philosphy is evidenced by our payouts over the past five years for our STIP and PSU awards, which are shown in the charts below, as a percentage of goal. Our CEO did not receive a STIP payout three out of the last five years. In addition, our NEOs did not receive a PSU payout three out of the last five years. STIP and PSU awards make up more than 60% of Annual TDC for our CEO and more than 55% of Annual TDC for our other NEOs.

Payouts for STIP % of goal[1]



(1) Payouts for STIP as a percentage of goal represent the combined financial and personal score (FY13-15) or team scorecard (FY16-17) components of STIP.
(2) For our CEO, percentages represent actual STIP payouts as a percentage of his at-goal STIP payout, based exclusively on financial performance. For our NEOs, percentages represent the average actual STIP payouts as a percentage of annual at-goal STIP payouts.

Payouts for PSU awards % of goal



The actual payouts for PSU awards granted in 2012, 2013 and 2014 were 0% for our NEOs. Had Target met the 162(m) minimum performance condition, the awards would have paid out 42%, 12% and 73% of goal, respectively.

As disclosed in prior proxy statements, PSUs spanning the 2012-2014, 2013-2015 and 2014-2016 performance periods and 2014 STIP payouts were forfeited for active executive officers (including current NEOs Mr. Cornell and Mr. Mulligan) when we did not meet the minimum performance condition under 162(m) for fiscal 2014, due to the discontinuation of Canadian operations. If the awards were not forfeited due to the minimum performance condition, the financial results versus our peers would have yielded payouts below goal.

Performance highlights

The following highlights show our historical performance on key metrics we use in our executive compensation programs over each of the last four years, which includes the base year and the three years of the performance period for our long-term incentive program. Our performance on these metrics drives our compensation outcomes and provides context to our decisions in setting our goal levels under those metrics. These metrics, including the goal levels and actual results for fiscal 2017, are described in more detail in the narratives for each compensation element.



(1) Total Adjusted Sales, which is one of the metrics used in our STIP and our PSUs, is calculated by excluding pharmacy and clinic sales of $4,148 million and $3,815 million from fiscal 2014 and 2015 GAAP consolidated sales, respectively. This adjustment is made for comparison purposes due to the sale of the pharmacy and clinic business to CVS at the end of fiscal 2015. Total Adjusted Sales does not include any adjustments to fiscal 2016 and 2017 GAAP consolidated sales. Additionally, for our PSU compensation element, we use Total Adjusted Sales, except that because 2017 was a 53-week accounting year, we adjusted it to reflect a 52-week accounting year to ensure consistent comparison with the fiscal 2014 base year, which lowered the 2017 amount by $1,167 million to $70,713 million.

(2) The computation of segment earnings before interest expense and income taxes (Segment EBIT) under GAAP is found in Note 30, Segment Reporting, to our consolidated financial statements in our annual report on Form 10-K for fiscal 2017 (2017 Annual Report) and Note 30, Segment Reporting, to our consolidated financial statements in our annual report on Form 10-K for fiscal 2016 (2016 Annual Report). Incentive EBIT, which is one of the metrics we use in our STIP, represents Segment EBIT on a pre-incentive compensation basis and is calculated by excluding incentive expense from our Segment EBIT.

(3) Earnings Per Share (EPS) from Continuing Operations is as reported on page 17 of our 2017 Annual Report and on page 17 of our 2016 Annual Report. For PSUs, we use EPS from Continuing Operations as reported above, except that for fiscal 2014 we excluded the impact of the sale of the U.S. consumer credit card portfolio, which increased the amount by $0.05 per share to $3.88.

(4) After-Tax Return on Invested Capital (ROIC) from Continuing Operations, which is one of the metrics used in our PSUs, is a ratio based on GAAP information, except for adjustments made to capitalize operating leases. For 2015, the After-Tax ROIC from Continuing Operations for the trailing twelve months ended January 30, 2016 was 16.0%, but was 13.9% excluding the net gain on the sale of our pharmacy and clinic businesses. For 2017, the After-Tax ROIC from Continuing Operations for the trailing twelve months ended February 3, 2018 was 15.9%, but was 14.0% excluding the impact of discrete tax benefits of the Tax Act. The calculation of After-Tax ROIC is found on page 24 of our 2017 Annual Report, page 22 of our 2016 Annual Report and page 24 of our annual report on Form 10-K for fiscal 2015.

Our performance has allowed us to fully invest in opportunities to profitably grow our business, create sustainable long-term value, maintain our current operations and assets, and return excess capital to shareholders.

Total five-year shareholder return	**Dividends paid in the last five years**	**2017 increase in annual dividend per share**	**Shares repurchased in the last five years**
40%	$6.3B	5.2%	$9.7B
	Since 2013, $6.3 billion has been returned to shareholders through dividends.	Our 46th successive year of dividend growth.	

Guiding principles of our compensation program

We believe executive compensation should be directly linked to performance and the creation of long-term value for our shareholders. With that in mind, the three guiding principles of our compensation program are to:

- Attract, retain and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace
- Provide a framework that encourages outstanding financial results and shareholder returns over the long-term
- Deliver on our pay for performance philosophy in support of our strategy

A significant portion of our executive compensation is at risk and therefore may vary from targeted compensation based upon the level of achievement of specified performance objectives and stock price performance.

Target's executive compensation practices

The following practices and policies ensure alignment of interests between shareholders and executives, and effective ongoing compensation governance.

Compensation practice	Target policy		More information
Pay for Performance	**Yes**	A significant percentage of the total direct compensation package features performance-based metrics, including 100% of our annual LTI.	**37**
Robust Stock Ownership Guidelines	**Yes**	We have stock ownership guidelines for executive officers of 7x base salary for CEO, 3x base salary for non-CEO executive officers and $500,000 for directors.	**27**
Annual Shareholder "Say on Pay"	**Yes**	We value our shareholders' input on our executive compensation programs. Our Board of Directors seek an annual non-binding advisory vote from shareholders to approve the executive compensation disclosed in our CD&A, tabular disclosures and related narrative of this proxy statement.	**66**
Double Trigger Change-in-Control	**Yes**	We grant equity awards that require both a change-in-control and an involuntary termination or voluntary termination with good reason before vesting.	**60**
Annual Compensation Risk Assessment	**Yes**	A risk assessment of our compensation programs is performed on an annual basis to ensure that our compensation programs and policies do not incentivize excessive risk-taking behavior.	**47**
Clawback Policy	**Yes**	Our policy allows recovery of incentive cash, equity compensation and severance payments where a senior executive's intentional misconduct results in a financial restatement. In early 2018, our policy was expanded to also apply to intentional misconduct that results in material financial or material reputational harm.	**47**
Independent Compensation Consultant	**Yes**	The Human Resources & Compensation Committee retains an independent compensation consultant to advise on the executive compensation program and practices.	**45**
Hedging of Company Stock	**No**	Executive officers and members of the Board of Directors may not directly or indirectly engage in transactions intended to hedge or offset the market value of Target common stock owned by them.	47
Pledging of Company Stock	**No**	Executive officers and members of the Board of Directors may not directly or indirectly pledge Target common stock as collateral for any obligation.	47
Tax Gross-Ups	**No**	We do not provide tax gross-ups to our executive officers.	44
Dividends on Unearned Performance Awards	**No**	We do not pay dividends on unearned performance awards.	52, 53
Repricing or Exchange of Underwater Stock Options	**No**	Our equity incentive plan does not permit repricing or exchange of underwater stock options without shareholder approval.	
Employment Contracts	**No**	None of our current NEOs has an employment contract.	44

Our performance framework for executive compensation

Our compensation programs are structured to align the interests of our executive officers with the interests of our shareholders and support our strategy based on the guiding principles previously discussed. To align executive officer pay outcomes with long-term performance, 100% of our annual LTI grants feature relative performance-based metrics. See the following page for more details on the elements of our compensation program. Given the shift in timing for total compensation decisions, which shifted the timing of our grants, annual LTI awards represent grant date fair value of awards granted in March 2018.

Annual CEO pay mix[1]



performance-based
90%

Annual other NEOs pay mix[1]



performance-based
83%

(1) As described on page 41, Annual TDC differs from the "Total" in the "Summary compensation table" on page 49 because it (a) includes STIP opportunity at-goal, rather than actual payout, and the aggregate grant date fair value of PBRSUs and PSUs granted in March 2018, and (b) excludes the value of the Price-Vested Options and the items shown under the "Change in pension value and nonqualified deferred compensation earnings" and "All other compensation" columns. The March 2018 PBRSU and PSU awards are used in Annual TDC this year because there were no annual LTI awards granted in fiscal 2017 due to the grant-timing shift described on page 41. The Human Resources & Compensation Committee views Annual TDC as a useful measure of pay because it reflects the intended aggregate value of key elements of pay at the time the pay decision is made.

How annual CEO pay is tied to performance	The following pay elements are performance-based and represent a significant percentage of the total direct compensation package. The payout ranges below are based on awards outstanding as of the end of fiscal 2017. ● **STIP** — Payouts range from 0% to 222% of goal when Incentive EBIT and Total Adjusted Sales performance levels are below threshold and at or above maximum, respectively. ● **PSUs** — Payouts range from 0% to 175% of goal depending on our performance relative to our retail peer group. ● **PBRSUs** — Payouts range from 75% to 125% of goal depending on TSR performance relative to our retail peer group.

Elements of annual executive total direct compensation

	Element	Key characteristics	Link to shareholder value	How we determine amount	Key decisions
Fixed	**Base Salary**	Fixed compensation component payable in cash, representing less than 20% of Annual TDC for our NEOs. Reviewed annually and adjusted when appropriate.	A means to attract and retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.	For fiscal 2017, the Human Resources & Compensation Committee approved a base salary increase for Ms. Potts.
Performance-Based	**Short-Term Incentives**	Variable compensation component payable in cash based on performance against annually established financial goals and assessment of team performance (excluding CEO).	Incentive targets are tied to achievement of key annual financial measures. NEOs other than the CEO are also evaluated against identified strategic initiatives important to driving profitable sales growth. Our CEO's STIP is exclusively tied to financial measures.	Financial component of award based on: - Incentive EBIT - Total Adjusted Sales For NEO STIP (excluding CEO), there is a team scorecard component based on the Human Resources & Compensation Committee's assessment of management's progress toward strategic priorities.	For fiscal 2017, the financial component of our STIP achieved maximum performance. At the March 2018 meeting, the Human Resources & Compensation Committee exercised negative discretion to reduce the payout. See pages 39-40 for further detail on the 2017 STIP payout.
	Performance Share Unit Awards	PSUs cliff vest at the end of the three-year performance period and payouts are based on relative three-year performance versus our retail peer group.	PSUs recognize our executive officers for achieving superior long-term relative performance on three key metrics: - Market Share - EPS growth - After-tax ROIC	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations and market data. Actual award payout based on performance versus retail peer group over the three-year performance period.	During fiscal 2017, the Board approved a shift in the timing of the total compensation decisions for executive officers from the last month of fiscal 2017 to March 2018. See page 41 for more information.
	Performance-Based Restricted Stock Unit Awards	PBRSUs cliff vest at the end of the three-year performance period with the number of shares based on relative three-year TSR performance versus our retail peer group.	Fosters a culture of ownership, aligns the long-term interests of Target's executive officers with our shareholders and rewards or penalizes based on relative TSR performance.	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations and market data.	During fiscal 2017, the Board approved a shift in the timing of the total compensation decisions for executive officers from the last month of fiscal 2017 to March 2018. See page 41 for more information.

Base salary

We provide base salary as a means to deliver a stable amount of cash compensation to our executive officers. In alignment with our pay for performance philosophy, it represents the smallest portion of Annual TDC.

In January 2017, the Human Resources & Compensation Committee approved a fiscal 2017 base salary increase of $50,000 for Ms. Potts in consideration of her performance, as well as market positioning relative to our retail and general industry peers.

Short-term incentives

All NEOs are eligible to earn cash awards under our STIP program, which is designed to motivate and reward executives for performance on key annual measures. The financial component of our STIP program is based on two financial metrics to align our annual incentives with our strategy of driving growth, with an emphasis on profitability: Incentive EBIT (75%) and Total Adjusted Sales (25%). The CEO STIP design is exclusively based on the financial component. See the "Performance highlights" tables and footnotes on page 35 for a description of how Incentive EBIT and Total Adjusted Sales are calculated from our financial statements.

Beginning in fiscal 2017, for our non-CEO NEOs, 67% of their STIP is based on the financial component, which had previously been 80%. The remaining 33% of their STIP is based on a team scorecard, designed to strongly align pay opportunity to Target's strategic agenda. This change places greater emphasis on the team scorecard during a multi-year investment phase and focuses the team on key strategic priorities critical to reposition us to sustainable long-term top-line growth.

The following table shows financial and scorecard goals expressed as a percentage of salary.

	Component	Fiscal 2017 (payout as a % of salary)			
		Weight	Threshold	Goal	Maximum
CEO	**Financial (Incentive EBIT 75%, Total Adjusted Sales 25%)**	100%	75%	190%	400%*
Other NEOs	**Financial (Incentive EBIT 75%, Total Adjusted Sales 25%)**	67%	13%	60%	134%
	Scorecard	33%	7%	30%	66%
	Total		**20%**	**90%**	**200%**

* CEO's maximum: lesser of $7 million and 400% of base salary

Fiscal 2017 financial STIP performance goals and how we performed in comparison to these goals

Our Incentive EBIT and Total Adjusted Sales goal amounts were approved by the independent members of the full Board at the beginning of the year, taking into account our business strategies and the challenges facing the retail industry. For context, our fiscal 2017 goals were established shortly after our decision to make substantial investments in our long-term growth, which were communicated to our investors in conjunction with the release of our financial guidance for fiscal 2017. These investments included:

● capital expenditures of more than $2 billion in 2017, and more than $7 billion over a three-year period, to remodel more than 600 stores, open 100 small-format stores, enhance Target's digital capabilities and modernize our supply chain; and

● direct spending investments that would lower operating margin by $1 billion in 2017, specifically in hours and wages in our stores, lower prices to reinforce Target's value perception, and accelerated depreciation driven by the acceleration of our store remodel program.

At the time the goals were set, these investments were expected to present headwinds to both our Incentive EBIT and Total Adjusted Sales performance in comparison to prior periods. The intent in setting the fiscal 2017 STIP goals was that performance in-line with our strategic plan and external financial guidance would result in payouts around goal. In order to achieve the maximum payout, our performance would have to exceed our strategic plans to a significant degree. Historically, our STIP goals have proven rigorous, with financial component payouts only two of the last five years.

Metric	Goal[1]		Actual[1][2]	
Incentive EBIT	$	4,248	$	4,795
Total Adjusted Sales	$	68,848	$	71,879

(1) In millions.

(2) Actual amounts represent a 53-week accounting year.

Our actual Incentive EBIT and Total Adjusted Sales results exceeded our financial plans, despite the expected headwinds presented by the substantial investments in our strategic initiatives. Specifically:

● Comparable sales in 2017 increased 1.3%, compared with an expectation for a low single-digit decrease going into the year. Comparable sales grew 3.6% in the fourth quarter, bringing fiscal 2017 Total Adjusted Sales to the highest level in our history.

● Both traffic and comparable sales trends improved throughout 2017. We saw acceleration across the business as we gained market share across our five core merchandise categories.

● Given stronger-than-expected sales, our business generated better-than-expected profitability, which partially offset the near-term headwinds created by the investments in our business.

Use of negative discretion

Despite strong financial performance that exceeded the maximum goals of the financial component of the STIP, the Human Resources & Compensation Committee recognized that we are still in the early stages of a multi-year transformative strategy and a maximum payout felt premature.

As such, the Human Resources & Compensation Committee applied negative discretion to reduce the payout, as follows:

● The CEO payout was reduced by 28 percentage points of base salary.

● The other NEO payout was reduced by 10 percentage points of base salary.

Fiscal 2017 team scorecard assessment

The team scorecard portion of the STIP for our non-CEO NEOs in 2017 was focused on the goal to test, build and scale foundational capabilities as a next-generation retailer; grow market share by reinvigorating our assortment; and reimagine and reposition our assets to deliver even greater competitive advantage. The team scorecard provides a general structure for discussing and measuring performance of the management team as a group, excluding our CEO. Throughout the year, our CEO provided the Human Resources & Compensation Committee interim assessments of team scorecard performance.

For fiscal 2017, primary team scorecard progress indicators identified at the beginning of the year included: digital channel sales growth that outpaces the industry, owned brand launches and redesigned store experiences, supply chain optimization, new small format stores, and a significant number of store remodels.

Our management team drove meaningful progress against these key indicators:

● Achieved digital channel sales growth of 27%, which significantly outpaced the industry average.

● Launched 8 new brands in Apparel and Home, supported by 485 Apparel and 500 Home redesigned store experiences.

● Reached Supply Chain Optimization goals by reducing cycle time significantly, with greater than 60% of orders fulfilled from a store.

● Added 28 new small format stores, which have a much higher per foot sales productivity than a typical store.

● Remodeled 110 stores that are seeing 2 — 4% sales lift per store on average.

Taking into consideration the outcomes described above, the CEO recommended, and the Human Resources & Compensation Committee approved, a team scorecard payout of 54% of base salary, out of a total opportunity of 66% of base salary, for our non-CEO NEOs.

Fiscal 2017 STIP payout

Given actual financial performance and progress made on the primary team scorecard indicators previously mentioned, the total fiscal 2017 STIP payout for our CEO and other NEOs is detailed below as a percentage of goal:

	Components	Fiscal 2017 actual payout as a % of goal
CEO	**Financial**	196%
Other NEOs	**Financial + Scorecard**	198%

Long-term incentives

To align our executive officers' pay outcomes with long-term performance, 100% of our annual LTI grants feature relative performance-based metrics and comprises the majority of each NEO's total compensation.

Value of LTI awarded at grant and grant timing shift

In determining the amount of individual LTI awards, the Human Resources & Compensation Committee considered each NEO's individual contributions to business outcomes during the fiscal year, potential future contributions, historical annual grant amounts and retention considerations, as well as market data for comparable executives from our retail and general industry peer groups.

During fiscal 2017, we shifted the timing of total compensation decisions for executive officers, which shifted the timing of our annual equity grants to March of each year, instead of our previous practice of granting equity to executive officers in January, which is the last month of our fiscal year. This grant timing shift was made to align the grant timing of executive officers with the grant timing for all other team members who receive equity grants and to ensure that the

full-year financial results for the most recently completed fiscal year may be considered prior to making the grants. Due to this grant timing shift, the equity grant that would have traditionally been made in January 2018 during fiscal 2017 was instead made in March 2018 during fiscal 2018. As a result, the executive officers' compensation as reported in the "Summary compensation table" for fiscal 2017 was significantly lower than prior years because it did not include any annual equity grants. The only grants included in the "Summary compensation table" for this year were the Price-Vested Options. For more detail, see page 49.

If the executive officers' annual TDC for fiscal 2017 had included the annual equity grant made in March 2018, it would have been as follows:

Annual TDC[1] for NEOs										
		Cornell		Mulligan		Smith		McNamara		Potts
Base salary	$	1,300,000	$	1,000,000	$	800,000	$	725,000	$	675,000
At-goal STIP	$	2,470,000	$	900,000	$	720,000	$	652,500	$	607,500
Fiscal 2017 components of Annual TDC	**$**	**3,770,000**	**$**	**1,900,000**	**$**	**1,520,000**	**$**	**1,377,500**	**$**	**1,283,000**
LTI component of Annual TDC (March 2018 grant)	$	9,750,000	$	5,000,000	$	3,250,000	$	3,250,000	$	1,600,000
Total Annual TDC	**$**	**13,520,000**	**$**	**6,900,000**	**$**	**4,770,000**	**$**	**4,627,500**	**$**	**2,883,000**

(1) Annual TDC differs from the "Total" in the "Summary compensation table" on page 49 because it (a) includes STIP opportunity at-goal, rather than actual payout, and the aggregate grant date fair value of PBRSUs and PSUs granted in March 2018, and (b) excludes the value of the Price-Vested Options and the items shown under the "Change in pension value and nonqualified deferred compensation earnings" and "All other compensation" columns. The March 2018 PBRSU and PSU awards are used in Annual TDC this year because there were no annual LTI awards granted in fiscal 2017 due to the grant-timing shift described above. The Human Resources & Compensation Committee views Annual TDC as a useful measure of pay because it reflects the intended aggregate value of key elements of pay at the time the pay decision is made.

The Human Resources & Compensation Committee made no changes to the NEOs' annual LTI grants versus the prior year.

PSUs

Our PSUs have a three-year performance period and are settled in stock. The plan payout is intended to reflect the same key metrics we use to manage our business and drive shareholder returns over time. Each metric is compared relative to our retail peer group and is intended to incent management to outperform the peer group over the long term. The three relative metrics used in our PSU plan are:

- **Change in Market Share**. A company's change in market share is calculated by determining the difference between (b) and (a), each as defined below, and dividing that difference by (a), as defined below. The "market" is the sum of domestic net sales for us and our retail peer group.

(a) The company's domestic net sales in the baseline year is divided by the market's domestic net sales for the baseline year.

(b) The company's domestic net sales in the final year of the performance period is divided by the market's domestic net sales for the final year.

- **EPS Growth.** The compound annual growth rate of our EPS from continuing operations versus the reported EPS from continuing operations of our retail peer group.
- **After-Tax ROIC.** Three-year average net operating profit after-tax divided by average invested capital for both our results and our retail peer group, excluding discontinued operations.

With these three independent metrics, our PSU program supports the critical drivers of our success: to grow the top-line relative to the retail sector, to grow it profitably, and to ensure prudent deployment of capital to drive the business. The following example illustrates PSU payouts at various levels of performance:

Relative performance measurement approach

Retail peer group


175%
150%
125%
100%
75%
50%
25%
0%
payout % of goal
58th percentile
Rank #8
Anchored at 100%
79th percentile
Rank #4
Anchored at 175%
21st percentile
Rank #15
Anchored at 0%
Bottom 21st percentile
(Ranks 15-18)
0% of goal payout
Below 58th percentile
(Ranks 9-14)
Payout interpolated between 0% and 100%
Above 58th percentile
(Ranks 5-7)
Payout interpolated between 100% and 175%
Top 21st percentile
(Ranks 1-4)
175% of goal payout
performance

For more information about our peer groups, see pages 45-46.

PSU adjustments

The intent of our PSU program is to measure performance relative to our peer group on the previously described metrics. To achieve this measurement objectively, we base the initial rankings on annual reported financial results of each member of the retail peer group and Target (unless determined otherwise at the time of grant). The Human Resources & Compensation Committee has reserved discretion to adjust the reported financial results for Target or any member of the retail peer group if it believes such adjustments necessary to properly gauge Target's relative performance. Adjustments to Target and peer results, if any, are disclosed in the proxy in the year of payout.

Historically, adjustments to Target's results have included items that did not reflect our core operations and typically decreased participants' resulting payouts. Consistent with past practice, the Human Resources & Compensation Committee approved adjustments to the 2015 PSU payout to exclude the following:

- The 53rd week from our fiscal 2017 sales and those of our peers to ensure a consistent time frame comparison with fiscal 2014 base year sales;
- The impact of the one-time gain in 2015 due to the CVS Health transaction from ROIC to prevent Target's operational performance from being overstated due to the transaction; and
- Target's pharmacy and clinic business from fiscal 2014 base year sales to determine change in market share over the respective performance period. Consistent with not allowing the benefit from the sale of those businesses, we reset the sales base to exclude the business lines we sold.

Other than as described above, no adjustments were made to our annual reported results or those of our peers in determining the 2015 PSU payout.

2015-2017 PSU payout

In April 2018, the NEOs received payouts with respect to the PSU awards that were granted in January 2015 for the three-year performance period ended February 3, 2018. These awards were paid at 97.7% of the goal number of shares. The following table summarizes the rankings and payout results for awards granted in fiscal 2015. The market share and EPS metrics utilize a base year of fiscal 2014 and a final performance year of fiscal 2017, while for ROIC we use an average of 2015, 2016 and 2017.

Metric	Performance Rank Relative to Peers	Payout %	Total Projected Payout
Market Share	16 of 18	0%	
EPS CAGR	6 of 18	121%	97.7%
ROIC	5 of 18	172%	

PBRSUs

Our PBRSUs have a three-year performance period with the number of shares based on relative three-year TSR performance versus our retail peer group. The PBRSU amount will be adjusted up or down by 25 percentage points if Target's TSR is in the top one-third or bottom one-third for the retail peer group, respectively, over the three-year vesting period. These stock-settled awards cliff vest at the end of the performance period.

PBRSU payout schedule	
TSR performance ranking[1]	Percent of goal
1-6	125%
7-11	100%
12-17	75%

(1) The retail peers for PBRSUs exclude Publix. The value of Publix's stock price is established on an annual basis, making them an inappropriate comparator for the purpose of assessing our relative TSR performance.

2015-2017 PBRSU payout

In March 2018, the NEOs received payouts with respect to the PBRSU awards that were granted in January 2015 for the three-year performance period ended February 3, 2018. With a total shareholder return (TSR) ranking of 11 out of 17 relative to our retail peers, these awards were paid at 100% of the goal number of shares. This is the first PBRSU payout since the introduction of PBRSUs in 2014.

Price-Vested Options

As disclosed in last year's proxy statement, in April 2017 the Board approved Price-Vested Options to help maintain continuity of the executive team throughout this investment period, galvanize them around the key initiatives and reward success in this transformational effort. The Price-Vested Options serve as a supplemental compensation element based exclusively on stock price performance, to complement outstanding LTI awards through the investment period announced in February 2017. The Price-Vested Options exercise price is equal to the fair market value on May 22, 2017, the grant date. The key design features of the Price-Vested Options align management's interests with shareholders:

- **Vesting is Based on Both Time and Stock Price Criteria** — The Price-Vested Options are not exercisable during the first three years and will become exercisable only if Target's stock price exceeds a hurdle of $75 per share for 20 consecutive trading days within the seven-year term of the options.
- **The Stock Price Criteria are Challenging** — The performance hurdle of $75 per share maintained for a period of 20 consecutive days is challenging, both in terms of historic stock price levels and in relation to our share price on the dates of approval and grant. The $75 price hurdle was well above our average price for the period between the February 2017 announcement and April 17, 2017 approval date, which was $54.62. The $75 price hurdle also represents a 35% premium over our closing price of $55.60 on May 22, 2017, the grant date. The 20-consecutive day requirement helps to mitigate temporary stock price fluctuations from influencing potential gains. As of the date of this proxy statement, the stock price criteria have not yet been achieved.
- **Mandatory Post-Exercise Holding Period** — The shares received upon exercise, net of exercise costs and taxes, are subject to a one-year post-exercise holding period, even if this period extends beyond termination of employment. During the post-exercise holding period, the shares received upon exercise may not be used by the executive in satisfying our stock ownership guidelines.
- **Strict Forfeiture Provisions** — For voluntary terminations, Price-Vested Options are completely forfeited if the executive leaves within the first three years of the grant date.
- **No Retirement-Based Extensions** — Notably, and in contrast to the terms of our annual LTI awards, there are no retirement-based extensions of vesting or exercisability for these Price-Vested Options.
- **Relationship to Other Compensation Elements** — 100% of our annual LTI grant features performance-based metrics that measure our performance relative to our peers. The Committee believes the Price-Vested Options provide a market-based complement to the relative performance measures of the other outstanding compensation elements through the investment period announced in February 2017.

We proactively disclosed detailed information about these awards in last year's CD&A; however, the grant date fair values appear in the "Compensation tables" of this proxy statement since they were granted in fiscal 2017. Therefore, the grant date fair values of the Price-Vested Options are included in the "Option awards" column of the "Summary compensation table" on page 49.

Mr. Cornell and each of the other NEOs received Price-Vested Options with grant date fair values of $2 million and $1 million, respectively.

Other benefit elements

We offer other benefit components designed to encourage retention of key talent including:

- **Pension plan.** No pension plan is available to any employee hired after January 2009. We maintain a pension plan for team members hired prior to January 2009 who meet certain eligibility criteria. We also maintain supplemental pension plans for those team members who are subject to IRS limits on the basic pension plan or whose pensions are adversely impacted by participating in our deferred compensation plan. Our pension formula under these plans is the same for all participants—there are no enhanced benefits provided to executive officers beyond extending the pension formula to earnings above the qualified plan limits or contributed to our deferred compensation plan.
- **401(k) plan.** Available to all team members who work more than 1,000 hours for the company. There is no enhanced benefit for executives.
- **Deferred compensation plan.** For a broad management group (approximately 3,500 eligible team members), we offer a non-qualified, unfunded, individual account deferred compensation plan. The plan has investment options that mirror our 401(k) Plan.
- **Perquisites.** We provide certain perquisites to our executive officers, principally to allow them to devote more time to our business and to promote their health and safety. The Human Resources & Compensation Committee reviews these perquisites annually to ensure they are consistent with our philosophy and appropriate in magnitude. Mr. Cornell is only eligible for perquisites that support his safety, health and well-being—home security, parking, executive physical and personal use of company-owned aircraft for security reasons.

Greater detail on these components is provided in the footnotes and tables that follow the "Summary compensation table" on page 49.

Income continuance

None of our NEOs has an employment contract, enhanced change-of-control benefits or rights to tax gross-ups. We provide an Income Continuance Policy (ICP) to executive officers who are involuntarily terminated without cause to assist in their occupational transitions. The maximum payment under this policy (paid during regular pay cycles over two years) is two times the sum of base salary and the average of the last three years of short-term incentive and personal performance payments. In addition, any NEO who receives severance payments under our ICP also receives a $30,000 allowance for outplacement services.

Compensation governance

Process for determining executive compensation (including NEOs)

Human Resources & Compensation Committee

The Human Resources & Compensation Committee is responsible for determining the composition and value of the pay packages for all of our executive officers, including the CEO. The Human Resources & Compensation Committee receives assistance from two sources: (a) an independent compensation consulting firm, Semler Brossy Consulting Group (SBCG); and (b) our internal executive compensation staff, led by our Executive Vice President & Chief Human Resources Officer. All decisions regarding executive compensation are made solely by the Human Resources & Compensation Committee. The Human Resources & Compensation Committee may not delegate its primary responsibility of overseeing executive officer compensation, but it may delegate to management the administrative aspects of our compensation plans that do not involve the setting of compensation levels for executive officers. In addition, the Human Resources & Compensation Committee has established an Equity Subcommittee comprised of Ms. Austin, Mr. Darden, and Ms. Healey for the purposes of granting equity awards to members of the Board of Directors and any officers who are subject to Section 16 of the Exchange Act and to take any action required to be performed by a committee or subcommittee of "non-employee directors" to preserve the exemption available under Rule 16b-3 of the Exchange Act.

Human Resources & Compensation Committee's independent consultant

SBCG has been retained by and reports directly to the Human Resources & Compensation Committee and does not have any other consulting engagements with management or Target. The Committee assessed SBCG's independence in light of the SEC and NYSE listing standards and determined that no conflict of interest or independence concerns exist.

With respect to CEO compensation, SBCG provides an independent recommendation to the Human Resources & Compensation Committee, in the form of a range of possible outcomes, for the Human Resources & Compensation Committee's consideration. In developing its recommendation, SBCG relies on its understanding of Target's business and compensation programs and SBCG's independent research and analysis. SBCG does not meet with our CEO with respect to CEO compensation. SBCG also provides an independent assessment of the CEO's recommendations on NEO compensation to the Human Resources & Compensation Committee.

Compensation of other executive officers and role of management

In developing compensation recommendations for other executive officers, the Executive Vice President & Chief Human Resources Officer provides our CEO with market data on pay levels and compensation design practices provided by management's external compensation consultants, Willis Towers Watson and Korn Ferry Hay Group, covering our retail and general industry peer group companies. Management's outside consultants do not have any interaction with either the Human Resources & Compensation Committee or our CEO, but do interact with the Executive Vice President & Chief Human Resources Officer and her staff. In addition to providing market data, management's external compensation consultants perform other services for Target unrelated to the determination of executive compensation.

Our Executive Vice President & Chief Human Resources Officer and the CEO work together to develop our CEO's compensation recommendations to the Human Resources & Compensation Committee for other executive officers. The CEO alone is responsible for providing final compensation recommendations for the other executive officers to the Human Resources & Compensation Committee.

Benchmarking using compensation peer groups

Peer group market positioning is another important factor considered in determining each executive officer's Annual TDC.

The Annual TDC levels and elements described in the preceding pages are evaluated annually for each executive officer relative to our retail and general industry peer group companies. The market comparisons are determined by use of compensation data obtained from publicly available proxy statements analyzed by SBCG and proprietary survey data assembled by Willis Towers Watson and Korn Ferry Hay Group.

Due to a range of factors, including the scope of NEO positions, tenure in role and company-specific concerns, there is an imperfect comparability of NEO positions between companies. As such, market position served as a reference point in the Annual TDC determination process rather than a formula-driven outcome.

The retail peer group was formulated based on an initial screen of companies in the Global Industry Classification Standard retailing index with revenue from core retail operations greater than $15 billion. The retail peer group is also used within our LTI plans. Target's relative performance compared to this peer group on key metrics determines overall payout for our PSU and PBRSU awards.

General industry companies are also included as a peer group because they represent companies with whom we compete for talent. Like the selected retailers, the general industry companies are large and among the leaders in their industries.

The composition of the peer groups is reviewed annually to ensure it is appropriate in terms of company size and business focus, and any changes made are reviewed with SBCG and approved by the Human Resources & Compensation Committee. The following changes were made to our peer groups in fiscal 2017. Retail peer group changes were to maintain our established revenue threshold of $15 billion. We replaced the three companies within our general industry peer group to maintain diverse industry representation while capturing new companies that we are more likely to compete with for talent.

Peer group changes

Retail		General industry	
Added Dollar Tree, Inc.		**Added** NIKE, Inc. Starbucks Corporation Marriott International, Inc.	
Removed Staples, Inc.		**Removed** Pfizer Inc. The Dow Chemical Company Deere & Company	

2017 peer groups

Retail		General industry	
Amazon.com, Inc.	The Kroger Co.	3M Company	McDonald's Corporation
Best Buy Co., Inc.	Lowe's Companies, Inc.	Abbott Laboratories	MetLife, Inc.
Costco Wholesale Corporation	Macy's, Inc.	Anthem, Inc.	Mondelez International, Inc.
CVS Health Corporation	Publix Super Markets, Inc.	Archer-Daniels-Midland Company	NIKE, Inc.
Dollar General Corporation	Rite Aid Corporation	The Coca-Cola Company	PepsiCo, Inc.
Dollar Tree, Inc.	Sears Holdings Corporation	Express Scripts Holding Company	The Procter & Gamble Company
The Gap, Inc.	The TJX Companies, Inc.	FedEx Corporation	Starbucks Corporation
The Home Depot, Inc.	Walgreens Boots Alliance, Inc.	General Mills, Inc.	Time Warner Inc.
Kohl's Corporation	Walmart Inc.	Johnson & Johnson	United Parcel Service, Inc.
		Johnson Controls International plc	United Technologies Corporation
		Marriott International, Inc.	UnitedHealth Group Incorporated

The following table summarizes our scale relative to our retail and general industry peer groups. The financial information reflects fiscal year-end data available as of February 3, 2018:

	2017 peer group comparison[1][2]						
	Retail			**General industry**			
	Revenues	**Market cap**	**Employees**	**Revenues**	**Market cap**	**Employees**	
25th Percentile	$ 23,048	$ 13,951	127,000	$ 25,923	$ 59,201	58,000	
Median	$ 36,839	$ 26,248	153,150	$ 57,244	$ 97,944	95,000	
75th Percentile	$ 117,495	$ 77,644	235,000	$ 63,476	$ 150,308	230,000	
Target Corporation	**$ 71,879**	**$ 40,224**	**345,000**	**$ 71,879**	**$ 40,224**	**345,000**	

(1) All amounts in millions, except employees.

(2) Data Source: Equilar

Compensation policies and risk

As part of our regular review of our compensation practices, we conduct an analysis of whether our compensation policies and practices for our employees create material risks to the company. Our risk assessment is two pronged. First, we take a "top-down" approach by evaluating whether our compensation programs and policies exacerbate top enterprise-wide risks. Next, we take a "bottom-up" approach to assess the following key compensation risk areas: performance measures, pay mix, goal setting and performance curve, leverage, magnitude of pay, calculation of performance, participant communication, severance and corporate governance.

The results of this analysis, which concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company, were reviewed by the Human Resources & Compensation Committee's independent consultant and discussed with the Human Resources & Compensation Committee. More specifically, this conclusion was based on the following considerations:

Compensation risk considerations	
Pay Mix	Compensation mix of base salary and short-term and long-term incentives provides compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.
Performance Metrics	A variety of distinct performance metrics are used in both the short-term and long-term incentive plans. This "portfolio" approach to performance metrics encourages focus on sustained and holistic overall company performance.
Performance Goals	Goals are approved by our independent directors and take into account our historical performance, current strategic initiatives and the expected macroeconomic environment. In addition, short-term and long-term incentive compensation programs are designed with payout curves and leverage that support our pay for performance philosophy.
Equity Incentives	Equity incentive programs and stock ownership guidelines are designed to align management and shareholder interests by providing vehicles for executive officers to accumulate and maintain an ownership position in the company.
Risk Mitigation Policies	We incorporate several risk mitigation policies into our officer compensation program, including: ● The Human Resources & Compensation Committee's ability to use "negative discretion" to determine appropriate payouts under formula-based plans; ● A clawback policy to recover incentive compensation that was based on inaccurate financial statements; ● Stock ownership guidelines for executive officers and directors; and ● Anti-hedging and anti-pledging policies.

Clawback policy

Our clawback policy, which covers all senior executives, was expanded in early 2018 to cover material financial or material reputational harm. Previously, the policy was only triggered if there was intentional misconduct that resulted in a restatement of our consolidated financial statements. The expanded policy allows for recovery of compensation if a senior executive's intentional misconduct:

● violates the law, our code of conduct, or any significant ethics or compliance policy; and

● results in material financial harm or material reputational harm, or results in a need for a restatement of our consolidated financial statements.

The compensation elements that are subject to recovery under this policy include:

● All amounts paid under the STIP (including any discretionary payments);

● All awards under the Long-Term Incentive Plan whether exercised, vested, unvested, or deferred; and

● All amounts paid under the ICP.

All recoveries are determined in the discretion of the Human Resources & Compensation Committee.

Anti-hedging and anti-pledging policy

Executive officers and members of the Board of Directors may not directly or indirectly engage in capital transactions intended to hedge or offset the market value of Target common stock owned by them, nor may they pledge Target common stock owned by them as collateral for any loan. All of our executive officers and members of the Board of Directors are in compliance with this policy.

Grant timing practices

During fiscal 2017, the Human Resources & Compensation Committee approved a shift in the timing of our annual equity grants for executive officers and the Board of Directors so that those grants occur in March of each year, instead of our previous practice of granting equity in January, which is the last month of our fiscal year. This grant timing shift was made to ensure that the full-year financial results for the most recently completed fiscal year may be considered prior to making the grants and to align the grant timing of executive officers and members of the Board of Directors with the grant timing for all other team members who receive equity grants. In addition to the annual equity grants mentioned above, the following practices have not been formalized in a written policy, but have been regularly followed:

● We have no practice or policy of coordinating or timing the release of company information around our grant dates.
● We occasionally grant equity compensation to executive officers outside of our annual LTI grant cycle for new hires, promotions, recognition, retention or other purposes. If the grant date is after the approval date, it must be on a date specified at the time of approval.

Compensation tax policy

Our short-term and long-term compensation programs paid in fiscal 2017 were intended to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code (IRC). The performance-based compensation exception under IRC Section 162(m) will apply to a significantly less portion of the compensation paid in fiscal 2018 and later years because of the changes made by the Tax Cuts and Jobs Act of 2017. Our focus on pay for performance goes well beyond the steps we took to comply with IRC Section 162(m), and we will maintain that focus despite our inability to deduct performance-based compensation going forward.

Compensation tables

Summary compensation table

The following "Summary compensation table" contains values calculated and disclosed according to SEC reporting requirements. Salary, Bonus, and Non-Equity Incentive Plan compensation amounts reflect the compensation earned during each fiscal year. Stock Awards reflect awards with a grant date during each fiscal year.

During fiscal 2017 we shifted the timing of our annual equity grants for executive officers so that those grants occur in March of each year, instead of our previous practice of granting equity to executive officers in January, which is the last month of our fiscal year. This grant timing shift was made to ensure that the full-year financial results for the most recently completed fiscal year may be considered prior to making the grants and to align the grant timing of executive officers and members of our Board of Directors with the grant timing for all other team members who receive annual equity grants. Due to this grant timing shift, the equity grant that would have traditionally been made in January 2018 during fiscal 2017 was instead made in March 2018 during fiscal 2018. As a result, the executive officers' compensation for fiscal 2017 was significantly lower than prior years because it did not include any annual equity grants, which would have been found in the "Stock awards" column below.

Name and principal position	Fiscal year	Salary	Bonus[1]	Stock awards[2][3]	Option awards[4]	Non-equity incentive plan compensation[5]	Change in pension value and nonqualified deferred compensation earnings[6]	All other compensation[7]	Total
Brian C. Cornell Chairman & Chief Executive Officer	2017	$ 1,300,000	$ 0	$ 0	$ 2,000,001	$ 4,836,000	$ 0	$ 263,208	$ 8,399,210
	2016	$ 1,300,000	$ 0	$ 9,650,837	$ 0	$ 0	$ 0	$ 330,532	$ 11,281,369
	2015	$ 1,300,000	$ 0	$13,422,958	$ 0	$ 1,950,000	$ 0	$ 273,379	$ 16,946,337
Cathy R. Smith Executive Vice President & Chief Financial Officer	2017	$ 800,000	$ 432,000	$ 0	$ 1,000,004	$ 993,067	$ 0	$ 87,266	$ 3,312,337
	2016	$ 798,558	$ 240,000	$ 3,301,662	$ 0	$ 0	$ 0	$ 99,123	$ 4,439,343
	2015	$ 290,000	$ 608,750	$ 5,683,978	$ 0	$ 161,313	$ 0	$ 788,775	$ 7,532,815
John J. Mulligan Executive Vice President & Chief Operating Officer	2017	$ 1,000,000	$ 540,000	$ 0	$ 1,000,004	$ 1,241,333	$ 82,067	$ 545,102	$ 4,408,506
	2016	$ 1,000,000	$ 300,000	$ 5,079,385	$ 0	$ 0	$ 55,765	$ 595,493	$ 7,030,643
	2015	$ 1,000,000	$ 387,000	$ 8,091,035	$ 0	$ 534,000	$ 4,063	$ 377,385	$ 10,393,482
Michael E. McNamara Executive Vice President, Chief Information & Digital Officer	2017	$ 725,000	$ 391,500	$ 0	$ 1,000,004	$ 899,967	$ 0	$ 56,596	$ 3,073,067
	2016	$ 725,000	$ 217,500	$ 3,301,662	$ 0	$ 0	$ 0	$ 61,423	$ 4,305,585
	2015	$ 468,462	$ 924,000	$ 8,015,929	$ 0	$ 258,100	$ 0	$ 293,636	$ 9,960,127
Janna A. Potts Executive Vice President & Chief Stores Officer	2017	$ 675,000	$ 364,500	$ 0	$ 1,000,004	$ 837,900	$ 38,243	$ 103,520	$ 3,019,167

(1) For NEOs other than our CEO, the "Bonus" amount shows actual payouts earned under our STIP for the team scorecard component in 2017 and 2016 and the personal component for 2015. The CEO has no team scorecard or personal component to his STIP payout.

(2) Amounts represent the aggregate grant date fair value of awards made each fiscal year, as computed in accordance with FASB ASC Topic 718. See Note 26, Share-Based Compensation, to our consolidated financial statements in our 2017 Annual Report and our 2016 Annual Report, respectively, for a description of our accounting and the assumptions used.

(3) Due to the shift in the timing of our annual equity grants for executive officers from January to March, which is described in the introduction to the "Summary compensation table" on page 49 and the CD&A on page 41, there were no Stock Awards granted in fiscal 2017.

(4) Represents the grant date fair value of Price-Vested Options described in the CD&A on page 44. The Price-Vested Options are not exercisable during the first three years and will become exercisable only if Target's stock price exceeds a hurdle of $75 per share for 20 consecutive trading days within the seven-year term of the options.

(5) The "Non-Equity Incentive Plan Compensation" amount shows actual payouts earned under the financial component of our STIP.

(6) For fiscal 2017, the following amounts are related to the change in qualified pension plan value:

Name	Change in Pension Value
Mr. Mulligan	$ 82,067
Ms. Potts	$ 38,243

Mr. Cornell, Ms. Smith and Mr. McNamara are not eligible for the Target Corporation Pension Plan or any supplemental pension plans because they were hired after January 2009. Consistent with applicable law, the accrued benefits under the pension plan cannot be reduced; however, the present value of the benefit is dependent on the discount rate used. The discount rates used in fiscal 2017, 2016 and 2015 were 3.94%, 4.42% and 4.71%, respectively. The "Change in pension value" column reflects the additional pension benefits attributable to additional service, increases in eligible earnings and changes in the discount rate.

(7) The amounts reported for fiscal 2017 include matching credits of up to a maximum of 5% of cash compensation allocated between the Target 401(k) Plan and our current executive deferred compensation plan (EDCP), the dollar value of life insurance premiums paid by Target, credits to the EDCP representing annual changes in supplemental pension plan values, relocation benefits and perquisites.

Name	Match credits	Life insurance	SPP credits	Perquisites	Total
Mr. Cornell	$ 64,350	$ 15,568	$ 0	$ 183,290	$ 263,208
Ms. Smith	$ 52,000	$ 9,127	$ 0	$ 26,139	$ 87,266
Mr. Mulligan	$ 65,000	$ 8,327	$ 447,831	$ 23,944	$ 545,102
Mr. McNamara	$ 47,125	$ 8,011	$ 0	$ 1,460	$ 56,596
Ms. Potts	$ 26,817	$ 7,485	$ 35,665	$ 33,553	$ 103,520

Supplemental Pension Plans. The SPP Credits for our NEOs represent additional accruals of supplemental pension plan benefits that are credited to their deferred compensation accounts. These benefits are based on our normal pension formulas. As applicable, they are affected by final average pay, service, age and changes in interest rates. See the narrative following the "Pension benefits for fiscal 2017" table for more information about our pension plans.

Perquisites. The perquisites for our NEOs other than Mr. Cornell consist of reimbursement of financial management expenses, reimbursement of home security expenses, on-site parking, spousal travel on business trips, limited personal use of company-owned aircraft and executive physicals. Mr. Cornell is eligible only for perquisites that support his safety, health and well-being, namely: reimbursement of home security expenses, on-site parking, executive physical, and personal use of company-owned aircraft for security reasons. The only individual perquisite that exceeded $25,000 was Mr. Cornell's personal use of company-owned aircraft for security reasons, which amounted to $173,427. No tax gross-up is provided on this perquisite.

The dollar amount of perquisites represents the incremental cost of providing the perquisite. We generally measure incremental cost by the additional variable costs attributable to personal use, and we disregard fixed costs that do not change based on usage. Incremental cost for personal use of company-owned aircraft was determined by including fuel cost, landing fees, on-board catering and variable maintenance costs attributable to personal flights and related unoccupied positioning, or "deadhead," flights. In addition to the perquisites included in the table in this footnote, the NEOs occasionally use support staff time for personal matters, principally to allow them to devote more time to our business, and receive personal use of empty seats on business flights of company-owned aircraft and personal use of event tickets when such tickets are not being used for business purposes, each of which are benefits for which we have no incremental cost.

Grants of plan-based awards in fiscal 2017

As described in the CD&A on page 41 and in the introduction to the "Summary compensation table" on page 49, during fiscal 2017 we shifted the timing of our annual equity grants for executive officers so that those grants occur in March of each year, instead of our previous practice of granting equity to executive officers in January, which is the last month of our fiscal year. Due to this grant timing shift, the equity grant that would have traditionally been made in January 2018 during fiscal 2017 was instead made in March 2018 during fiscal 2018. The only plan-based equity awards granted in fiscal 2017 were the Price-Vested Options described on page 44 of the CD&A.

Name	Grant date	Estimated possible payouts under non-equity incentive plan awards[1]			All other option awards: Number of securities underlying options (#)[2]	Grant date fair value of option awards[3]
		Threshold	Target	Maximum		
Brian C. Cornell	3/8/17	$ 975,000	$ 2,470,000	$ 5,200,000		
	5/22/17				294,551	$ 2,000,001
Cathy R. Smith	3/8/17	$ 104,000	$ 720,000	$ 1,600,000		
	5/22/17				147,276	$ 1,000,004
John J. Mulligan	3/8/17	$ 130,000	$ 900,000	$ 2,000,000		
	5/22/17				147,276	$ 1,000,004
Michael E. McNamara	3/8/17	$ 94,250	$ 652,500	$ 1,450,000		
	5/22/17				147,276	$ 1,000,004
Janna A. Potts	3/8/17	$ 87,750	$ 607,500	$ 1,350,000		
	5/22/17				147,276	$ 1,000,004

(1) Awards represent potential payments under the current STIP. Payments are based on specified target levels of Incentive EBIT and Total Adjusted Sales, as described in the CD&A. Executive officers must be employed on the date the payments are made (typically in March of each year with respect to the preceding fiscal year) to be eligible for a payment, except in the event of death, disability or retirement eligibility (termination other than for cause after age 55 with at least five years of service). The maximum payment is the annual plan maximum, which is generally four times salary for our CEO and two times salary for executive officers other than our CEO.

(2) Awards represent Price-Vested Options granted under our Amended and Restated 2011 Long-Term Incentive Plan in fiscal 2017. See page 44 of the CD&A for a more detailed description of those awards. The terms of the Price-Vested Options are also described in Note 2 to the "Outstanding equity awards at 2017 fiscal year-end" table.

(3) Grant date fair value for Price-Vested Options was determined pursuant to FASB ASC Topic 718.

Outstanding equity awards at 2017 fiscal year-end

	Option awards				Stock awards			
Name	Number of securities underlying unexercised options(#) exercisable[1]	Number of securities underlying unexercised options(#) unexercisable[2]	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested(#)[3]	Market value of shares or units of stock that have not vested[3]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested[4]
Brian C. Cornell	0	294,551	$ 55.60	04/17/2024			372,196	$ 27,151,698
Cathy R. Smith	0	147,276	$ 55.60	04/17/2024			101,700	$ 7,419,015
John J. Mulligan	11,557	0	$ 55.46	01/12/2021			156,460	$ 11,413,757
	29,833	0	$ 48.88	01/11/2022				
	76,983	0	$ 50.51	01/24/2022				
	139,018	0	$ 60.48	01/09/2023				
	0	147,276	$ 55.60	04/17/2024				
Michael E. McNamara	0	147,276	$ 55.60	04/17/2024			101,700	$ 7,419,015
Janna A. Potts	3,978	0	$ 48.88	01/11/2022			48,496	$ 3,537,783
	10,427	0	$ 60.48	01/09/2023				
	0	147,276	$ 55.60	04/17/2024	1,386	$ 101,109		

(1) Stock options (other than Price-Vested Options, the terms of which are described in Note 2 to this table) have a ten-year term and generally vest and become exercisable in 25% increments on each anniversary of the grant date. In general, recipients of stock options must be continuously employed from the grant date to the applicable vesting date to become vested. If an executive officer's employment is terminated other than for cause, unvested stock options are forfeited and the executive officer will have 210 days to exercise any vested stock options. An extension of the vesting and post-termination exercise periods may be provided (but not in excess of the original ten-year term of the option) if the executive officer satisfies certain age and years of service conditions as of the date of termination, as follows:

	Options granted before September 14, 2011		Options granted on or after September 14, 2011	
Age	Minimum years of service	Vesting and exercise extension period	Minimum years of service	Vesting and exercise extension period
65+	5	5 Years	10	10 Years
60-64	15	5 Years	10	10 Years
55-59	15	5 Years	15	5 Years
52-54	15	4 Years	15	4 Years
48-51	15	3 Years	15	3 Years
45-47	15	2 Years	15	2 Years

To receive these extension provisions, the executive officer must sign an agreement that includes a non-solicitation clause and a release of claims, and provides that the award will be terminated if the executive officer becomes employed by specified competitors. If the termination is voluntary, the executive officer must also have commenced discussions with the company regarding the executive officer's consideration of termination at least six months prior to termination. These vesting-extension provisions are not available if an executive officer's employment is terminated for cause. If an executive officer's employment is terminated for cause, both the vested and unvested stock options are forfeited.

A five-year exercise period will apply in the event of the executive officer's termination due to death or a disability, except that the exercise period will be ten years if the executive officer meets the described age and years of service requirements. The exercise period is not to exceed the original ten-year term of the option, except to the extent necessary to provide at least one year to exercise after the executive officer's death during employment. Vesting is accelerated upon death and continues during the post-termination exercise period in the event of disability. Stock options are transferable during the life of the executive officer to certain family members and family-controlled entities.

(2) Price-Vested Options have a seven-year term and are not exercisable during the first three years. Price-Vested Options will become exercisable only if Target's stock price exceeds a hurdle of $75 per share for 20 consecutive trading days within the term of the Price-Vested Options. In general, recipients of Price-Vested Options must be continuously employed until both the price hurdle and three year period are met to become vested, and there are no retirement-based extensions of vesting or exercisability like those provided for other stock options described in Note 1. If a recipient's involuntary termination occurs before April 17, 2019, then all Price-Vested Options are forfeited. If the recipient's involuntary termination occurs on or after April 17, 2019, then 50% of the Price-Vested Options are forfeited and the recipient has one year after that involuntary termination for the remaining 50% of the Price-Vested Options to vest and to exercise those Price-Vested Options if they vest. If a recipient dies or becomes disabled before the Price-Vested Options vest, the Price-Vested Options will continue to vest until the later of (a) one year after the death or disability, or (b) April 17, 2021, and the Price-Vested Options must be exercised, if vested, by the later of those two dates.

(3) Includes RSUs granted to Ms. Potts on August 10, 2015. Her RSUs will vest on the third anniversary of the grant date and, after vesting, will be converted into shares of our common stock on a 1:1 basis. Dividend equivalents are accrued (in the form of additional units) on RSUs during the vesting period and converted to shares if and after the underlying RSUs vest. Ms. Potts must generally be continuously employed for three years from the grant date in order to receive the shares, except that in the event employment is involuntarily terminated without cause, 50% of Ms. Potts' outstanding unvested RSUs will vest, provided that she signs a release agreement. Vesting is also accelerated in the event of death or disability.

(4) The shares reported in this column represent potentially issuable shares under outstanding PSU and PBRSU awards. PSUs and PBRSUs represent the right to receive a variable number of shares based on actual performance over the performance period. The number of shares reported is based on our actual performance results through the end of fiscal 2017 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target or maximum). The performance levels required for payouts on outstanding awards are described in the CD&A. The market value of stock reported is calculated by multiplying the number of shares by our 2017 fiscal year-end closing stock price of $72.95.

Dividend equivalents are accrued (in the form of additional units) on PSUs and PBRSUs, respectively, during the vesting period and are subject to the same performance and other conditions as the underlying PSUs and PBRSUs. The dividend equivalents are converted to shares if and after the underlying PSUs and PBRSUs vest.

The payment date of the awards, to the extent they are earned, will generally be within 90 days after the date the Human Resources & Compensation Committee certifies the financial results following completion of the performance period. Recipients must be continuously employed during the performance period to become vested, except that vesting will also occur, and any shares earned upon certification of the financial results following completion of the performance period will be paid, if a termination occurs under the following circumstances prior to the end of the performance period (referred to as "vesting-extension provisions"):

- Death or disability;
- For PSUs and PBRSUs only, executive officer is:
  - For awards granted on or after January 13, 2016 — Age 55 or greater and has at least 5 years of service; or
  - For awards granted before January 13, 2016 — Age 60 or greater and has at least 10 years of service or age 55-59 and has at least 15 years of service;
- For PSUs only, the executive officer is age 45-54, has at least 15 years of service and has worked for a specified minimum amount of the performance period (1-2 years, depending on age); or
- For PBRSUs only, 50% of the shares subject to an award will vest if the recipient is involuntarily terminated without cause prior to the scheduled vesting date and the executive officer signs an agreement that includes a non-solicitation clause and a release of claims, and provides that the award will be terminated if the executive officer becomes employed by specified competitors.

To receive these vesting-extension provisions, the executive officer must comply with the same conditions that are applicable to the vesting and post-termination extension of stock options that are described in Note 1 to this table. These vesting-extension provisions are not available if an executive officer's employment is terminated for cause. If an executive officer's employment is terminated for cause, then all PSUs and PBRSUs are forfeited.

The shares reported in this column also include make-whole PBRSUs granted to Mr. Cornell on August 21, 2014 to compensate him for incentive awards from his former employer he forfeited to join Target (Make-Whole PBRSUs), the last tranche of which vested and paid out in March 2018.

Option exercises and stock vested in fiscal 2017

| | Option awards | | | Stock awards | | |
Name	Number of shares acquired on exercise (#)		Value realized on exercise[1]	Number of shares acquired on vesting (#)		Value realized on vesting[2]
Brian C. Cornell	0	$	0	190,643	$	12,754,619
Cathy R. Smith	0	$	0	19,154	$	1,377,601
John J. Mulligan	0	$	0	58,261	$	4,085,442
Michael E. McNamara	0	$	0	29,322	$	2,108,909
Janna A. Potts	0	$	0	11,467	$	771,991

(1) Value realized on exercise is calculated as the difference between the market value of Target common stock on the respective exercise date(s) and the exercise price of the option(s).

(2) Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the market value of Target common stock on the respective vesting date(s), except that where the Human Resources & Compensation Committee must certify the number of shares earned, Value realized on vesting is calculated by multiplying the number of shares earned by the market value of Target common stock on the date the Human Resources & Compensation Committee certifies the shares that were earned.

Pension benefits for fiscal 2017

Name[1]	Plan name	Age at FYE	Number of years credited service(#)	Present value of accumulated benefit
John J. Mulligan	Target Corporation Pension Plan	52	21	$ 439,429
Janna A. Potts	Target Corporation Pension Plan	50	29	$ 294,219

(1) Mr. Cornell, Ms. Smith and Mr. McNamara are not eligible for the Target Corporation Pension Plan or any supplemental pension plans because they were hired after January 2009.

Pension plan

The "Pension benefits for fiscal 2017" table reports benefits under the Target Corporation Pension Plan (Pension Plan), which is a tax qualified retirement plan that provides retirement benefits to eligible team members who were hired prior to January 2009. The Pension Plan uses two different benefit formulas: Final Average Pay and Personal Pension Account. Team members who were active participants in the Pension Plan prior to 2003 had the choice to have benefits for their service after December 31, 2002 calculated using either the Final Average Pay formula or the Personal Pension Account formula. Participants prior to 2003 who elected to have benefits for their service after December 31, 2002 calculated under the Personal Pension Account formula have benefits under both the Final Average Pay and Personal Pension Account formulas (Combined Formula). The Pension Plan benefit for Ms. Potts is based on the Combined Formula and Mr. Mulligan's benefit is based on the Final Average Pay formula.

Final Average Pay Formula

The Final Average Pay Formula is calculated using final average pay as limited by the IRC. The final average pay benefit, expressed as a monthly, single life annuity commencing at age 65, is equal to the sum of: (a) 0.8% of the participant's final average monthly pay multiplied by the years of service (not to exceed 25 years of service), plus (b) 0.25% of the participants final average monthly pay multiplied by the years of service in excess of 25 years of service, plus (c) 0.5% of the participant's final average monthly pay in excess of 12.5% of the average of the Social Security Taxable Wage Base for the 35-year period ending when the participant terminates employment multiplied by the years of service (not to exceed 25 years of service). Participants can elect among annuity forms that have an actuarially equivalent value. Early retirement payments may commence at age 55.

Personal Pension Account Benefit

The Personal Pension Account benefit is determined by the value of the participant's personal pension account balance, which is credited each calendar quarter with both pay credits and interest credits. Pay credits to a participant's personal pension account are based on a fixed percentage of the participant's eligible pay for the quarter, subject to the annual IRC limit, ranging from 1.5% to 6.5%, depending upon the participant's combined age and service. Interest credits to a participant's personal pension account are generally made on the last day of the quarter based on the value of the account at the beginning of the quarter and at an interest rate of 4.64%. A participant's personal pension account balance is payable to the participant at any time after termination of employment in a form elected by the participant.

Supplemental pension plans

We also provide benefits under supplemental pension plans, which are reflected in the "Nonqualified deferred compensation for fiscal 2017" table. The Target Corporation Supplemental Pension Plan I (SPP I) restores the lost qualified Pension Plan benefit due to an officer's eligible pay being greater than the annual compensation limits imposed by the IRC, and is based on the same benefit formulas used for determining benefits under the Pension Plan. The Target Corporation Supplemental Pension Plan II (SPP II) restores the lost qualified Pension Plan benefit due to amounts being deferred under the EDCP (our current deferred compensation plan) and therefore not considered for benefit purposes under the Pension Plan or SPP I.

Each year, the annual change in the actuarial lump-sum amount of a participant's vested benefits under SPP I and II is calculated and added to, or deducted from, the participant's EDCP account. A final calculation and an EDCP account adjustment occurs upon termination of employment. Because of the feature that annually transfers amounts to a participant's EDCP account, the benefits accrued under SPP I and II are reflected as EDCP deferrals in the "Nonqualified deferred compensation for fiscal 2017" table.

Nonqualified deferred compensation for fiscal 2017

The amounts in the following table represent deferrals under the EDCP, which includes the supplemental pension benefits discussed in the preceding section.

Name	Executive contributions in last FY[1]	Registrant contributions in last FY[2]	Aggregate earnings in last FY[3]	Aggregate withdrawals/ distributions in last FY	Aggregate balance at last FYE[4]
Brian C. Cornell	$ 117,000	$ 51,500	$ 165,793	$ 0	$ 807,161
Cathy R. Smith	$ 222,507	$ 38,500	$ 39,611	$ 0	$ 455,659
John J. Mulligan	$ 139,067	$ 499,331	$ 586,415	$ 0	$ 3,625,755
Michael E. McNamara	$ 100,823	$ 33,625	$ 19,075	$ 0	$ 244,245
Janna A. Potts	$ 0	$ 48,790	$ 863,078	$ 0	$ 5,745,878

(1) All amounts of Executive contributions in the table have been reported in the current year "Summary compensation table."

(2) All Registrant contributions from the table have been reported in the current year "Summary compensation table." Registrant contributions include transfers of supplemental pension benefits, net of any negative credits, and restored matching contributions on executive deferrals into the EDCP (i.e., matching contributions not able to be made into the Target 401(k) Plan because of IRC limits). Restored matching contributions became subject to a vesting requirement during fiscal 2017. Contributions made in fiscal 2017 and later years cliff vest five years after an executive first becomes eligible to participate in EDCP. The restored matching contributions made to Mr. Mulligan and Ms. Potts in 2017 are vested, while those made to Mr. Cornell, Ms. Smith and Mr. McNamara are not.

(3) No amounts from aggregate earnings in the table have been reported in the current year "Summary compensation table."

(4) The following amounts of the aggregate balance from the table were reported in the summary compensation tables covering fiscal years 2006-2016.

	Reported in prior years' summary compensation tables
Mr. Cornell	$ 442,920
Ms. Smith	$ 143,532
Mr. Mulligan	$ 1,876,657
Mr. McNamara	$ 0
Ms. Potts	$ 0

Participants in the EDCP may generally elect to defer up to 80% of their salary, Bonus and Non-Equity Incentive Plan payments. At any time, EDCP participants are permitted to choose to have their account balance indexed to crediting rate alternatives that mirror the investment choices and actual rates of return available under the Target 401(k) Plan, including a Target common stock fund. Target invests general corporate assets through various investment vehicles to offset a substantial portion of the economic exposure to the investment returns earned under EDCP. See Note 27, Defined Contribution Plans, to the consolidated financial statements in our 2017 Annual Report for additional information.

At the time of deferral, participants can elect to receive a distribution of their EDCP account at a fixed date or upon termination of employment. EDCP payouts at a fixed date will be made as lump-sum payments. EDCP payouts made on termination of employment can be made as a lump-sum payment, or installment payments over five or ten years commencing immediately or one year after termination of employment. EDCP payouts are also made in the case of the termination of EDCP, a qualifying change-in-control, or unforeseeable financial emergency of the participant creating severe financial hardship.

The EDCP is intended to comply with IRC Section 409A. As a result, payments to executive officers based on a termination of employment will be delayed six months. The EDCP is an unfunded plan and represents a general unsecured obligation of Target. Participants' account balances will be paid only if Target has the ability to pay. Accordingly, account balances may be lost in the event of Target's bankruptcy or insolvency.

Potential payments upon termination or change-in-control

This section explains the payments and benefits to which our currently employed NEOs are entitled in various termination of employment and change-in-control scenarios. The potential payments to the currently employed NEOs are hypothetical situations only, and assume that termination of employment and/or change-in-control occurred on February 3, 2018, the last day of our 2017 fiscal year, and that any change-in-control was at our fiscal year-end closing stock price of $72.95 per share. A double-trigger generally applies to RSUs, PBRSUs and PSU awards and the Price-Vested Options, meaning that no outstanding awards of those types granted will accelerate upon a change-in-control unless an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs.

The intent of this section is to isolate those payments and benefits for which the amount, vesting or time of payment is altered by the described situations. This section does not cover all amounts the NEOs will receive following termination. Specifically, the NEOs are entitled to receive their vested balances under our pension and deferred compensation plans, as disclosed in the preceding tables, under all employment termination scenarios. In addition, unless the termination is for cause (generally defined as deliberate and serious disloyal or dishonest conduct), they retain their vested stock option awards, and if they meet specified minimum age and years of service requirements at the time of termination, the unvested portion of stock options and PSUs are not forfeited, and vesting will continue according to the original schedule for defined periods. A description of those age and years of service requirements is provided in the notes under the "Outstanding equity awards at 2017 fiscal year-end" table. Only Mr. Mulligan and Ms. Potts have met the minimum age and years of service requirements. Vesting for Price-Vested Options is not accelerated as a result of a termination and is only accelerated where a double-trigger change-in-control occurs during the first three years of the term of the Price-Vested Options and the $75 price hurdle applicable to the Price-Vested Options has already been met.

The following table shows the payments and benefits for which the amount, vesting or time of payment is altered by each situation (referred to as Post-Termination Benefits). The paragraphs following the table explain the general provisions applicable to each termination situation.

Table of potential payments upon termination or change-in-control

Name/ Payment type	Voluntary termination		Involuntary termination		Death		Disability		Change-in-control			
									No termination		Involuntary or voluntary good reason Termination[6]	
Brian C. Cornell												
ICP Payments (Severance)	$	0	$	4,580,000	$	0	$	0	$	0	$	4,580,000
PBRSU Vesting[1][2]	$	0	$	2,551,244	$	3,826,866	$	3,826,866	$	0	$	2,980,640
Make-Whole PBRSU Vesting[1][3]	$	0	$	2,186,859	$	4,373,717	$	4,373,717	$	4,170,289	$	4,170,289
PSU Vesting[1]	$	0	$	0	$	0	$	0	$	0	$	7,678,231
Price-Vested Options[4]	$	0	$	0	$	0	$	0	$	0	$	0
Life Insurance Proceeds	$	0	$	0	$	3,000,000	$	0	$	0	$	0
Excess Long-Term Disability Plan (Annual Payments)	$	0	$	0	$	0	$	435,000	$	0	$	0
Total	**$**	**0**	**$**	**9,318,103**	**$**	**11,200,583**	**$**	**8,635,583**	**$**	**4,170,289**	**$**	**19,409,159**
Cathy R. Smith												
ICP Payments (Severance)	$	0	$	2,140,063	$	0	$	0	$	0	$	2,140,063
PBRSU Vesting[1][2]	$	0	$	872,956	$	1,309,434	$	1,309,434	$	0	$	1,019,890
PSU Vesting[1]	$	0	$	0	$	0	$	0	$	0	$	2,626,857
Price-Vested Options[4]	$	0	$	0	$	0	$	0	$	0	$	0
Life Insurance Proceeds	$	0	$	0	$	2,640,000	$	0	$	0	$	0
Excess Long-Term Disability Plan (Annual Payments)	$	0	$	0	$	0	$	435,000	$	0	$	0
Total	**$**	**0**	**$**	**3,013,019**	**$**	**3,949,434**	**$**	**1,744,434**	**$**	**0**	**$**	**5,786,809**
John J. Mulligan												
ICP Payments (Severance)	$	0	$	3,110,667	$	0	$	0	$	0	$	3,110,667
PBRSU Vesting[1][2]	$	0	$	1,342,937	$	2,014,405	$	2,014,405	$	0	$	1,568,972
PSU Vesting[1]	$	0	$	0	$	0	$	0	$	0	$	8,056,379
Price-Vested Options[4]	$	0	$	0	$	0	$	0	$	0	$	0
Life Insurance Proceeds	$	0	$	0	$	3,000,000	$	0	$	0	$	0
Excess Long-Term Disability Plan (Annual Payments)	$	0	$	0	$	0	$	435,000	$	0	$	0
Total	**$**	**0**	**$**	**4,453,604**	**$**	**5,014,405**	**$**	**2,449,405**	**$**	**0**	**$**	**12,736,018**

Name/ Payment type	Voluntary termination		Involuntary termination		Death		Disability		Change-in-control[6] No termination		Involuntary or voluntary good reason termination
Michael E. McNamara											
ICP Payments (Severance)	$	0	$	2,129,600	$	0	$	0	$	0	$ 2,129,600
PBRSU Vesting[1][2]	$	0	$	872,956	$	1,309,434	$	1,309,434	$	0	$ 1,019,890
PSU Vesting[1]	$	0	$	0	$	0	$	0	$	0	$ 2,626,857
Price-Vested Options[4]	$	0	$	0	$	0	$	0	$	0	$ 0
Life Insurance Proceeds	$	0	$	0	$	2,392,500	$	0	$	0	$ 0
Excess Long-Term Disability Plan											
(Annual Payments)	$	0	$	0	$	0	$	435,000	$	0	$ 0
Total	**$**	**0**	**$**	**3,002,556**	**$**	**3,701,934**	**$**	**1,744,434**	**$**	**0**	**$ 5,776,346**
Janna A. Potts											
ICP Payments (Severance)	$	0	$	1,944,395	$	0	$	0	$	0	$ 1,944,395
RSU Vesting[1][5]	$	0	$	50,554	$	101,109	$	101,109	$	0	$ 81,449
PBRSU Vesting[1][2]	$	0	$	416,289	$	624,434	$	624.434	$	0	$ 484,121
PSU Vesting[1]	$	0	$	0	$	0	$	0	$	0	$ 1,646,019
Price-Vested Options[4]	$	0	$	0	$	0	$	0	$	0	$ 0
Life Insurance Proceeds	$	0	$	0	$	2,212,500	$	0	$	0	$ 0
Excess Long-Term Disability Plan											
(Annual Payments)	$	0	$	0	$	0	$	409,319	$	0	$ 0
Total	**$**	**0**	**$**	**2,411,239**	**$**	**2,938,042**	**$**	**1,134,861**	**$**	**0**	**$ 4,155,984**

(1) Amounts are determined by multiplying the number of shares for which vesting is accelerated by our closing stock price on February 2, 2018 ($72.95 per share). Any remaining unvested RSUs, PBRSUs and PSUs are forfeited.

(2) For purposes of calculating the number of PBRSU shares vesting upon death and disability, the table uses the minimum payout, though the actual number of shares will be based on the actual performance at the end of the performance period.

(3) For the Make-Whole PBRSUs granted to Mr. Cornell on August 21, 2014, the number of PBRSU shares vesting upon death and disability is equal to the at-goal payout, and the number of shares vesting upon involuntary termination without cause is equal to 50% of the at-goal payout of the outstanding unvested Make-Whole PBRSUs. In addition, in both change-in-control scenarios the Make-Whole PBRSUs would pay out a pro-rata portion of the at-goal payout within ten days following the change-in-control based on percentage of the performance period that had elapsed as of the date of the change-in-control. The last of tranche of Mr. Cornell's Make-Whole PBRSUs vested and paid out in March 2018. As a result, as of the date of this proxy statement, all outstanding equity awards held by our named executive officers that are subject to a double-trigger in the event of a change-in-control, and there are no legacy awards subject to a single-trigger.

(4) Price-Vested Options have a seven-year term and are not exercisable during the first three years. In addition, they will become exercisable only if Target's stock price exceeds a hurdle of $75 per share for 20 consecutive trading days within the term of the Price-Vested Options. Vesting for Price-Vested Options is not accelerated as a result of any termination and is only accelerated if (a) a change-in-control occurs during the first three years of the term of the Price-Vested Option, (b) the $75 price hurdle has already been met, and (c) an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs. Because the $75 price hurdle had not been met as of the end of fiscal 2017, no accelerated vesting would occur in connection with a hypothetical termination of employment and/or change-in-control occurring on February 3, 2018, the last day of our 2017 fiscal year.

(5) For the RSUs granted to Ms. Potts on August 10, 2015, all outstanding unvested RSU shares vest upon death and disability and 50% of the total number of outstanding unvested RSUs vest upon involuntary termination without cause. In addition, in a change-in-control without termination of employment, there is no vesting or acceleration. However, if there is a change-in-control that includes an involuntary termination of employment without cause or a voluntary termination of employment for good reason, unvested RSUs would accelerate in an amount equal to the greater of (a) 50% of the total number of outstanding unvested RSUs, or (b) a pro-rata portion the outstanding unvested RSUs based on the percentage of the performance period that has elapsed as of the date of the termination following the change-in-control.

(6) Except for Mr. Cornell's Make-Whole PBRSUs, the last tranche of which vested and paid out in March 2018, the PSU and PBRSU awards are subject to a double-trigger, meaning that no vesting will accelerate upon a change-in-control unless an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs. The amount accelerated is equal to the greater of: (a) the amount the recipient would have been entitled to had the termination occurred without a change-in-control (which ranges from 50% to 100% depending on the award type and the participant's age and years of service), or (b) a pro-rata portion of the at-goal payout based on the percentage of the performance period that has elapsed as of the date of the termination following the change-in-control.

Voluntary termination

None of our currently employed NEOs are entitled to payments and benefits for which the amount, vesting or time of payment is altered by their voluntary termination.

Involuntary termination

If a NEO was involuntarily terminated for cause, he or she would not be eligible for any of the Post-Termination Benefits described in this section. If a NEO is involuntarily terminated without cause, the potential Post-Termination Benefits generally consist of:

- Severance payments under our ICP; and
- Accelerated vesting of 50% of the at-goal payout of PBRSU awards, and forfeiture of the remaining 50%.

Our ICP provides for continuation of annual cash compensation (salary and average of three most recent Bonuses and Non-Equity Incentive Plan payments) over a period ranging from 12 to 24 months, paid in equal monthly installments. Each of the NEOs is eligible for 24 months of income continuation under the ICP. Payments under the ICP are conditioned on the executive officer releasing any claims against us, a non-solicitation covenant, and are subject to reduction if the executive officer becomes employed by specified competitors. In addition, a NEO who receives severance payments under our ICP also receives a $30,000 allowance for outplacement services.

The accelerated vesting provisions of PBRSU awards are described in the notes under the "Outstanding equity awards at 2017 fiscal year-end" table.

Death

If a NEO dies while employed, the Post-Termination Benefits generally consist of:

- Vesting of PBRSUs, with payout occurring after the end of the performance period based on the actual performance at the end of that period; and

- Life insurance proceeds equal to three times the sum of the prior year's annual base salary, plus the most recent Bonus and Non-Equity Incentive Plan payments, up to a maximum of $3 million.

In addition, the NEO's beneficiary will have the right to receive a payout, if any, under PSUs after the end of the performance period based on the actual performance at the end of that period.

Disability

If a NEO becomes totally and permanently disabled while employed, the Post-Termination Benefits generally consist of:

- Vesting of PBRSUs, with payout occurring after the end of the performance period based on the actual performance at the end of that period; and
- Monthly payments under the Excess Long-Term Disability Plan if he or she also participated in the widely available qualified long-term disability plan.

Our Excess Long-Term Disability Plan, a self-insured unfunded plan, provides monthly disability income payments with respect to the portion of annualized salary and three-year average Bonus and Non-Equity Incentive Plan compensation above the annual compensation limit (currently set at $275,000) but not exceeding $1 million. The plan replaces 60% of a participant's eligible compensation. A participant who becomes disabled before age 65 is eligible to receive payments under the plan while he or she is totally and permanently disabled through age 65 (with a minimum of three years of disability payments) or death, if sooner. In addition, the NEO will have the right to receive a payout, if any, under PSUs after the end of the performance period based on the actual performance at the end of that period.

Change-in-Control

The following discussion describes the payments and benefits that are triggered by: (a) the occurrence of a change-in-control; and (b) the occurrence of a change-in-control that is followed by the NEO's employment terminating involuntarily without cause or voluntarily with good reason (a material reduction in compensation or responsibilities or a required relocation following a change-in-control). In general terms, we will experience a change-in-control, as defined in our compensation plans, whenever any of the following events occur:

- 50% or more of our Board of Directors consists of persons who were not initially nominated or appointed by incumbent directors, for which purpose any director who assumes office as a result of an actual or threatened contested election will not be considered as having been nominated or appointed by incumbent directors;
- Any person or group acquires 30% or more of our common stock;
- We merge with or into another company and our shareholders own less than 60% of the combined company; or
- Our shareholders approve an agreement or plan to liquidate or dissolve our company.

Our plans do not provide for any gross-ups for taxes due on any payments described in this section.

Without termination of employment

The consequence of a change-in-control to the NEOs without termination of employment is generally as follows:

- The deferred compensation balance in the EDCP will be paid in a lump sum as soon as allowed under IRC Section 409A, unless the Board of Directors determines not to accelerate payment of these amounts; and

- A double-trigger applies to PBRSUs or PSU awards, meaning that no vesting will accelerate upon a change-in-control unless an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs.

With involuntary or good reason termination of employment

In addition to the payments upon a change-in-control explained under "Without Termination of Employment," if a NEO's employment terminates involuntarily without cause or voluntarily with good reason (a material reduction in compensation or responsibilities or a required relocation following a change-in-control) following a change-in-control, the double-trigger requirement will be met and the Post-Termination Benefits that may be received generally consist of:

- Severance payments under our ICP;
- Accelerated vesting of outstanding stock options;
- Accelerated vesting of Price-Vested Options, but only if the change-in-control occurs during the first three years of the term of the Price-Vested Options and the $75 price hurdle has been met;
- For outstanding PBRSUs and PSUs, the greater of: (a) the amount the recipient would have been entitled to had the

termination occurred without a change-in-control (which ranges from 50% to 100% depending on the award type and the participant's age and years of service), or (b) a pro-rata portion of the at-goal payout based on the percentage of the three-year vesting or performance period that has elapsed as of the date of the termination following the change-in-control. The balance of the awards is forfeited.

We use the "greater of" calculation for PBRSUs and PSUs to prevent a NEO from receiving less due to a change-in-control than they would have received as a result of a similar termination absent a change-in-control. In addition, we use the at-goal payout for calculating the pro-rata portion rather than actual performance to eliminate arbitrary results that could occur with a shortened performance period and in case calculation of actual or comparable performance metrics would be unfeasible following the change-in-control.

Pay ratio disclosure

As disclosed in the "Summary compensation table" on page 49, the fiscal 2017 total annual compensation for our CEO was $8,399,210, which is significantly lower than in fiscal 2016 due to a shift in the timing of annual equity grants described in the CD&A on page 41. We estimate that the fiscal 2017 total annual compensation for the median of all Target team members, excluding our CEO, was $20,581. The median team member is employed part-time. The resulting ratio of our CEO's total annual compensation to that of the median of all Target team members, excluding our CEO, for fiscal 2017 is 408 to 1.[1] The median team member's fiscal 2017 total annual compensation was calculated in the same manner used to calculate the CEO's compensation in the "Summary compensation table" on page 49.

To determine the median team member we used W-2 wages or their equivalent for the 2017 calendar year for team members employed as of February 3, 2018, the last day of fiscal 2017. For all permanent team members who were employed for less than the full fiscal year, we calculated a daily pay rate and then annualized their W-2 wages. Team members hired after December 31, 2017 do not have W-2s,

so we used annual base salary for exempt permanent team members hired after that date, and for non-exempt permanent team members hired after that date we multiplied their hourly compensation rate by the average hours worked by all U.S. non-exempt team members to approximate their annual compensation. These estimates and assumptions were used to annualize each permanent team member's compensation without treating any part-time team member as a full-time equivalent. We included all non-U.S. team members in determining the median team member, treated in the same manner described above, except that for non-U.S. team members not paid in U.S. dollars, the foreign currency was converted into U.S. dollars using the applicable currency conversion rate as of February 3, 2018. For temporary or seasonal team members we used their W-2 wages without adjustments, except that if they were hired after December 31, 2017, they have no W-2s, so we used their gross earnings from our payroll records. This approach ensures that compensation of temporary or seasonal team members is not annualized.

(1) Since the CEO's compensation for fiscal 2017 did not include an annual equity grant, we are also disclosing the ratio of our CEO's Annual TDC to the median team member's fiscal 2017 total annual compensation. The CEO's Annual TDC was $13,520,000, and the resulting ratio of our CEO's Annual TDC to the median team member's fiscal 2017 total annual compensation is 657 to 1. See page 41 for the calculation of the CEO's Annual TDC and how it differs from the "Total" in the "Summary compensation table" on page 49.

Director compensation

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders and to provide market competitive compensation commensurate with the work required to serve on Target's Board. In developing compensation recommendations for directors, our external compensation consultant, Semler Brossy Consulting Group (SBCG), relies on its understanding of Target's business and compensation programs, as well as retail and general industry peer group benchmarking. Peer group comparisons are determined by use of compensation data obtained by management from publicly available proxy statements and analyzed by SBCG. Fiscal 2017 compensation was situated at the median of our combined retail and general industry peer groups. The companies comprising those peer groups can be found in the CD&A on page 46.

In November of each year, SBCG provides an independent recommendation for director compensation for the following year to the Human Resources & Compensation Committee for approval.

General description of director compensation

Our non-employee director compensation program allows directors to choose one of two forms of annual compensation:

- a combination of cash and RSUs; or
- RSUs only.

Each form under the compensation program is intended to provide $260,000 in value to non-employee directors as follows:

	Cash	RSUs
Combination (Cash and RSUs)	$ 90,000	$ 170,000
RSUs Only	$ 0	$ 260,000

The forms of annual compensation have the following terms:

- The cash retainer is paid pro-rata in quarterly installments. Directors may defer receipt of all or a portion of any cash retainer into the Director Deferred Compensation Plan. Deferrals earn market returns based on the investment alternatives chosen by them from the funds offered by Target's 401(k) Plan, including the Target Corporation Common Stock Fund.
- RSUs are settled in shares of Target common stock immediately following a director's departure from the Board. Dividend equivalents are paid on RSUs in the form of additional RSUs. Due to the shift in the timing of our annual equity grants from January to March, described in the CD&A on page 41, the equity grant that would have traditionally been made in January 2018 during fiscal 2017 was instead made in March 2018 during fiscal 2018. As a result, the directors' compensation for fiscal 2017 was significantly lower than prior years because it did not include any annual equity grants, which would have been found in the "Stock awards" column of the "Director compensation table." With the grant timing shift, RSUs are now granted in March each year and vest quarterly over a one-year period.

The Lead Independent Director and Committee Chairs receive additional compensation for those roles, which is paid (a) in cash if the director elects a combination of cash and RSUs, or (b) in RSUs if the director elects all RSUs. Compensation for the Lead Independent Director and Committee Chairs is as follows:

Role	Amount
Lead Independent Director	$ 30,000
Audit & Finance Committee Chair	$ 30,000
Human Resources & Compensation Committee Chair	$ 20,000
Nominating & Governance Committee Chair	$ 15,000
Risk & Compliance Committee Chair	$ 15,000
Infrastructure & Investment Committee Chair	$ 15,000

New directors also receive a one-time grant of RSUs with a $50,000 grant date fair value upon joining the Board, as well as a pro-rated portion of the annual compensation based on the date they joined the Board using the combination of cash and RSUs.

Director compensation table

Name[1]	Fees earned or paid in cash[2]		Stock awards[3][4]		Option awards[3][4]		Total[5]	
Roxanne S. Austin[6]	$	125,000	$	0	$	0	$	125,000
Douglas M. Baker, Jr.[6]	$	160,417	$	0	$	0	$	160,417
Calvin Darden	$	111,667	$	0	$	0	$	111,667
Henrique De Castro	$	0	$	0	$	0	$	0
Robert L. Edwards[6]	$	127,917	$	0	$	0	$	127,917
Melanie L. Healey	$	111,667	$	0	$	0	$	111,667
Donald R. Knauss	$	111,667	$	0	$	0	$	111,667
Monica C. Lozano	$	111,667	$	0	$	0	$	111,667
Mary E. Minnick[5]	$	0	$	0	$	0	$	0
Anne M. Mulcahy[6][7]	$	55,000	$	0	$	0	$	55,000
Derica W. Rice[6][7]	$	24,167	$	0	$	0	$	24,167
Kenneth L. Salazar[6]	$	127,917	$	0	$	0	$	127,917

(1) Dmitri L. Stockton is not reflected in the "Director compensation table" because he became a director after the end of fiscal 2017.

(2) Historically, fees earned by members of the Board of Directors have been paid at the end of each quarter of the calendar year. To better align with the fiscal calendar, we changed to paying at the end of each fiscal quarter beginning in fiscal 2018. As part of that transition, we paid directors the cash equivalent of one month's value of their total annual compensation (including for any Committee Chair or Lead Independent Director roles) to ensure they were paid for their service in January 2018, which is part of fiscal 2017.

(3) Due to the shift in the timing of our annual equity grants for members of the Board of Directors from January to March, which is described in the "General description of director compensation" on page 61 and the CD&A on page 41, there were no stock awards granted in fiscal 2017.

(4) The aggregate number of unexercised stock options (which were granted in years prior to fiscal 2013) and unvested RSUs outstanding at fiscal year-end held by directors was as follows:

Name	Stock options	Restricted stock units
Ms. Austin	15,687	0
Mr. Baker	5,570	0
Mr. Darden	0	0
Mr. De Castro	5,570	0
Mr. Edwards	0	0
Ms. Healey	0	0
Mr. Knauss	0	0
Ms. Lozano	0	0
Ms. Minnick	0	0
Ms. Mulcahy	0	0
Mr. Rice	0	0
Mr. Salazar	3,601	0

(5) In addition to the amounts reported, all directors also receive a 10% discount on merchandise purchased at Target stores and Target.com, both during active service and following retirement. Non-employee directors are also provided with $100,000 of accidental death life insurance.

(6) The following directors received additional compensation in fiscal 2017 for their roles as Committee Chairs and, in the case of Mr. Baker, as Lead Independent Director. The additional compensation is reflected in "Fees earned or paid in cash" and/or "Stock awards" based on the form of annual compensation selected by the director as described under the heading "General description of director compensation."

Name	Role(s) during fiscal 2017
Ms. Austin	Human Resources & Compensation Chair (since June 2017)
Mr. Baker	Lead Independent Director Nominating & Governance Chair
Mr. Edwards	Infrastructure & Investment Chair
Ms. Mulcahy	Human Resources & Compensation Chair (until June 2017)
Mr. Rice	Audit & Finance Chair
Mr. Salazar	Risk & Compliance Chair

(7) Ms. Mulcahy retired from the Board on June 14, 2017 in connection with our mandatory retirement policy. Mr. Rice resigned from the Board on January 30, 2018. Ms. Mulcahy and Mr. Rice served as independent directors until their respective retirement and resignation.

Equity compensation plan information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of February 3, 2018	Weighted-average exercise price of outstanding options, warrants and rights as of February 3, 2018	Number of securities remaining available for future issuance under equity compensation plans as of February 3, 2018 (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	13,525,948[1]	$ 54.53	24,462,751
Equity compensation plans not approved by security holders	0		0
TOTAL	**13,525,948**	**$ 54.53**	**24,462,751**

(1) This amount includes 7,587,555 PSU, RSU and PBRSU shares potentially issuable upon settlement of PSUs, RSUs and PBRSUs issued under our Long-Term Incentive Plan and Amended and Restated 2011 Long-Term Incentive Plan. The actual number of PSU shares to be issued depends on our financial performance over a period of time and the actual number of PBRSU shares to be issued depends on our total shareholder return over a period of time. PSUs, RSUs and PBRSUs do not have an exercise price and thus they have been excluded from the weighted average exercise price calculation in column (b).

Item two

Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit & Finance Committee appointed Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending February 2, 2019. Ernst & Young LLP has been retained in that capacity since 1931. The Audit & Finance Committee is aware that a long-tenured auditor may be believed by some to pose an independence risk. To address these concerns, our Audit & Finance Committee:

- Reviews all non-audit services and engagements provided by Ernst & Young LLP, specifically with regard to the impact on the firm's independence;
- Conducts an annual assessment of Ernst & Young LLP's qualifications, service quality, sufficiency of resources, quality of communications, independence, working relationship with our management, objectivity, and professional skepticism;
- Conducts regular private meetings separately with each of Ernst & Young LLP and our management;
- Interviews and approves the selection of Ernst & Young LLP's new lead engagement partner with each rotation, which occurs every five years;

- At least annually obtains and reviews a report from Ernst & Young LLP describing all relationships between the independent auditor and Target; and
- Periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The members of the Audit & Finance Committee believe that the continued retention of Ernst & Young LLP to serve as our independent registered public accounting firm is in the best interests of our company and its shareholders.

As a good corporate governance practice, the Board of Directors is seeking shareholder ratification of the appointment even though ratification is not legally required. Proxies solicited by the Board of Directors will, unless otherwise directed, be voted to ratify the appointment by the Audit & Finance Committee of Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending February 2, 2019.

A representative from Ernst & Young LLP will be at the Annual Meeting and will have the opportunity to make a statement if such representative so desires and will be available to respond to appropriate questions during the Annual Meeting.

Audit and non-audit fees

The following table presents fees for professional services performed by Ernst & Young LLP for the annual audit of our consolidated financial statements for fiscal 2017 and 2016, the review of our interim consolidated financial statements for each quarter in fiscal 2017 and 2016, and for audit-related, tax and all other services performed in 2017 and 2016:

	Fiscal year-end	
	February 3, 2018	January 28, 2017
Audit Fees[1]	$ 5,543,000	$ 4,599,000
Audit-Related Fees[2]	417,000	581,000
Tax Fees:		
Compliance[3]	110,000	497,000
Planning & Advice[4]	554,000	17,000
Total	**$ 6,624,000**	**$ 5,694,000**

(1) Includes annual integrated audit, statutory audits of certain foreign subsidiaries, consents for securities offerings and registration statements, accounting consultations, and other agreed-upon procedures.
(2) Includes benefit plan audits, accounting consultations, and other attestation services.
(3) Includes tax return preparation and other tax compliance services, including tax methods analysis and support.
(4) Includes tax-planning advice and assistance with tax audits and appeals.

The Audit & Finance Committee's current practice requires pre-approval of all audit services and permissible non-audit services to be provided by the independent registered public accounting firm. The Audit & Finance Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence. In addition, the Audit & Finance Committee has delegated authority to grant certain pre-approvals to the Audit & Finance Committee Chair. Pre-approvals granted by the Audit & Finance Committee Chair are reported to the full Audit & Finance Committee at its next regularly scheduled meeting.

◉ **The Audit & Finance Committee recommends that shareholders vote For the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Report of the Audit & Finance Committee

The role of the Audit & Finance Committee is to assist the Board of Directors in fulfilling its responsibility to oversee Target's financial reporting process. Management has primary responsibility for our consolidated financial statements and reporting process, including our systems of internal controls. Target's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing an opinion on the conformity of our consolidated financial statements with accounting principles generally accepted in the United States. In addition, the independent registered public accounting firm will express its opinion on the effectiveness of our internal control over financial reporting.

A copy of the Audit & Finance Committee Charter, which has been adopted by our Board of Directors and further describes the role of the Audit & Finance Committee in overseeing our financial reporting process, is available online at *investors.target.com* (hover over "company," then click on "corporate governance" in the "investors" column, then click on "More about Board Committees"). All members of the Audit & Finance Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC and have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules.

In performing its functions, the Audit & Finance Committee:

- Met with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations and their evaluations of Target's internal controls;

- Reviewed and discussed with management the audited financial statements included in our Annual Report;

- Discussed with our independent registered public accounting firm the matters required to be discussed by the applicable Public Company Oversight Board standards; and

- Received the written disclosures and the letter from our independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered accountant's communication with the Audit & Finance Committee concerning independence, and discussed with them matters relating to their independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit & Finance Committee referred to above and in the Audit & Finance Committee Charter, the Audit & Finance Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018, for filing with the SEC.

Audit & Finance Committee[1]

Robert L. Edwards, Chair
Henrique De Castro
Monica C. Lozano
Mary E. Minnick

(1) *Mr. Stockton joined the Audit & Finance Committee following preparation of this report.*

Item three — Advisory approval of executive compensation (Say on Pay)

Consistent with the views expressed by shareholders at our 2017 annual meeting of shareholders, the Board of Directors has determined to seek an annual non-binding advisory vote from shareholders to approve the executive compensation as disclosed in the CD&A, tabular disclosures and related narrative of this proxy statement.

Our compensation programs are structured to align the interests of our executive officers with the interests of our shareholders. They are designed to attract, retain, and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace, and to provide a framework that encourages outstanding financial results and shareholder returns over the long term. Shareholders are urged to read the CD&A, which discusses in-depth how our executive compensation programs are aligned with our performance and the creation of shareholder value.

At our June 2017 annual meeting of shareholders, 93.9% of shareholder votes were cast in support of our executive compensation program for our Say on Pay proposal.

◉ **The Board of Directors, upon recommendation of the Human Resources & Compensation Committee, recommends that shareholders vote For approval of the following non-binding resolution:**

"Resolved, that the shareholders approve the compensation awarded to the named executive officers, as described in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in this proxy statement."

Effect of item

The Say on Pay resolution is non-binding. The approval or disapproval of this item by shareholders will not require the Board or the Human Resources & Compensation Committee to take any action regarding Target's executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address shareholder disapproval remains with the Board and the Human Resources & Compensation Committee.

The Board believes that the Human Resources & Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Target and its shareholders.

The Board values the opinions of Target's shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future compensation decisions.

Item four

Shareholder proposal to adopt a policy for an independent chairman

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who held more than $2,000 of shares of common stock on December 22, 2017, intends to submit the following resolution to shareholders for approval at the Annual Meeting (the language below in the "Proposal" and "Shareholder's Supporting Statement" is reproduced without alteration):

Proposal

Proposal 4 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Shareholder's Supporting Statement

Caterpillar is an example of a company recently changing course and naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman as recently as its 2016 annual meeting. Wells Fargo also changed course and named an independent board chairman in 2016.

It was reported that 53% of the Standard & Poors 1,500 firms separate these 2 positions (2015 report): Chairman and CEO. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic received 46%-support at the Target 2014 annual meeting. This 46% support was more impressive since it was achieved without small shareholders having the same access to indepemndent corporate governance information as large shareholders.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

An independent chairman is more important at Target since our Lead Director, Douglas Baker, received 10-times as many negative votes as certain other Target directors. Plus Mr. Baker is well entrenched as in a CEO position at another company. For Brian Cornell, Target CEO, this is somewhat like answering to a Lead Director who is a member of the same CEO club — perhaps not in the best interest of shareholders.

Mr. Baker may also be overworked as CEO and as a director at a total of 3 companies. Plus Mr. Baker chaired the Target Nomination Committee and was a member of the Target Executive Pay Committee — maybe not so good because an entrenched CEO might be predisposed to raise the pay of a brother CEO. Meanwhile Mr. Cornell received 5-times as many negative votes as certain other Target directors.

Please vote to enhance the oversight of our CEO:

Independent Board Chairman — Proposal 4

Position of the Board of Directors

The Board believes that any decision to maintain a combined Chair/CEO role or to separate these roles should be based on Target's specific circumstances, the independence and capabilities of its directors, and the leadership provided by its CEO. The Board does not believe that separating the roles of Chair and CEO should be mandated or that such a separation would, by itself, deliver additional benefit for shareholders.

The Board has a fiduciary duty to act as it believes to be in the best interests of Target and its shareholders. In order to meet that duty, the Board believes it is important to maintain the flexibility to determine which leadership structure best serves those interests as circumstances evolve. The proposal's offer to phase in the mandatory independent Chair policy for the next CEO transition ignores the importance of maintaining that flexibility. By mandating a prescribed form of Board leadership to an unknown set of circumstances that would apply in the future when the next CEO transition occurs, the proposal will unnecessarily limit the Board's options in recruiting a successor CEO and applying the leadership structure it believes is in the best interests of Target and its shareholders at that time.

The Board believes that its current leadership structure and governance practices allow it to provide effective, independent oversight of our company. Specifically:

- Our Corporate Governance Guidelines require us to have a Lead Independent Director with significant responsibilities that are described in detail on page 8 whenever the roles of Chair and CEO are combined, as they are currently.
- Our Lead Independent Director is elected annually by the independent, non-employee directors.

- Independent directors meet frequently in executive sessions that are presided over by our Lead Independent Director with no members of management present. Independent directors use these executive sessions to discuss matters of concern as well as any matter they deem appropriate, including evaluation of the CEO and other senior management, management succession planning, matters to be included on board agendas, board informational needs and board effectiveness.
- The Chairpersons—and all members—of the Audit & Finance, Nominating & Governance, and Human Resources & Compensation Committees are independent directors. These Board committee chairpersons determine matters to be discussed and materials to be evaluated in the areas covered by their respective committee charters.

The Board regularly reevaluates its Board leadership structure as part of the Board evaluation process described under "Board evaluations and refreshment" on page 18, and also does so at the time of any leadership changes. The proposal's mandatory policy would eliminate that important Board responsibility and the Board's ability to determine the most effective form of leadership structure, even though the proposal has been consistently supported by less than a majority of Target's shareholders in the past. The topic of this proposal most recently went to a vote at the Target 2015 annual meeting, when it received 37.7% support of the shares voted. Through shareholder engagement meetings since that vote, we have continued to find that, although shareholders express different views on their preferred leadership structure, there is no prevailing theme on a preferred structure for Target. The Board is committed to continuing to seek shareholder feedback on its approach as part of its ongoing shareholder outreach efforts, and will continue to reassess its approach to this issue on a regular basis.

◉ **The Board of Directors recommends that shareholders vote Against the shareholder proposal to adopt a policy for an independent chairman.**

Questions and answers about our Annual Meeting and voting

1. What is the purpose of our Annual Meeting?

Our Annual Meeting provides shareholders with the opportunity to act upon the items of business described in the accompanying Notice of 2018 Annual Meeting of Shareholders. In addition, the Annual Meeting serves as a forum where our management reports on Target's performance and governance during fiscal 2017 and responds to questions from shareholders.

2. What is included in the proxy materials?

The proxy materials for our Annual Meeting include the accompanying Notice of 2018 Annual Meeting of Shareholders, this proxy statement and our 2017 Annual Report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

3. What is a proxy and what is a proxy statement?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy or proxy holder. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Any proxy may be revoked at any time prior to completion of voting at the Annual Meeting by delivering either a proper written notice of revocation of your proxy or a later-dated proxy to our Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403. We have designated three of our officers as proxies for the Annual Meeting—Brian C. Cornell, Cathy R. Smith and Don H. Liu. A proxy statement is the document that contains the information the SEC rules require us to provide when we ask you to sign a proxy designating individuals to vote on your behalf.

4. What is the difference between holding shares as a registered shareholder and as a beneficial owner?

If your shares are registered directly in your name with Target's transfer agent, EQ Shareowner Services, you are considered a registered shareholder with respect to those shares. If your shares are held through a broker, trustee, bank or other nominee, you are considered the "beneficial owner" of those shares.

5. Who may vote and what constitutes a quorum for the Annual Meeting?

Only registered shareholders or beneficial owners holding our outstanding shares at the close of business on the record date, April 16, 2018, are entitled to receive notice of the Annual Meeting and to vote. Target common stock is the only class of voting shares we have outstanding. Each share of common stock will have one vote for each director nominee and one vote on each item of business to be voted on. As of the record date, 535,926,083 shares of our common stock were outstanding.

We need a quorum to be able to hold the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of our common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of determining whether there is a quorum.

6. How do I vote?

Depending on how you hold your shares, you have up to three options for voting in advance:

- **Internet.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote through the Internet by going to the website identified on your proxy card or Notice of Internet Availability of Proxy Materials (Notice) entering the Control Number found on your proxy card or Notice and following the instructions on the website. If you are a beneficial owner holding shares outside of Target's 401(k) Plan you may vote through the Internet if your broker, trustee, bank or nominee makes that method available by going to the website identified on your voter instruction form or Notice, entering the Control number found on the voter instruction form or Notice and following the instructions on that website. Internet voting is available 24 hours a day, seven days a week up to the deadline. The Internet voting deadline for shares held by a beneficial owner through the Target 401(k) Plan is 6:00 a.m. Eastern Daylight Time on June 11, 2018. For all registered shareholders or other beneficial owners, the deadline is 11:59 p.m. Eastern Daylight Time on June 12, 2018.

- **Telephone.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote by touch-tone telephone by either calling the toll-free number identified on your proxy card or, after viewing the proxy materials on the website provided in your Notice, calling the toll-free number for telephone voting identified on the website, and following the recorded instructions during the call. If you are a beneficial owner holding shares outside of the Target 401(k) Plan you may vote by touch-tone telephone if your broker, trustee, bank or nominee makes that method available by either calling the toll-free number identified on your voter instruction form or, after viewing the proxy materials on the website provided in your Notice, calling the toll-free number for telephone voting identified on that website, and following the recorded instructions during the call. Telephone voting is available 24 hours a day, seven days a week up to the deadline. The telephone voting deadline for shares held by a beneficial owner through the Target 401(k) Plan is 6:00 a.m. Eastern Daylight Time on June 11, 2018. For all registered shareholders or other beneficial owners, the deadline is 11:59 p.m. Eastern Daylight Time on June 12, 2018.

- **Mail.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote by completing, properly signing and mailing a written proxy card. If you are a beneficial owner holding shares outside of the Target 401(k) Plan you may vote by completing, properly signing and mailing a written voter instruction form. If you did not receive a proxy card or voter instruction form by mail, you must request a written copy of the proxy materials, which will include a proxy card or voter instruction form, by visiting *www.proxyvote.com*, dialing 1-800-579-1639 or emailing sendmaterial@proxyvote.com. If requesting a written copy of the proxy materials, please be prepared to provide your control number, which can be found in your Notice. Those shareholders voting by mail should return their proxy card or voter instruction form promptly to ensure it is received before the date of the Annual Meeting or, for participants in the Target 401(k) Plan, by 6:00 a.m. Eastern Daylight Time on June 11, 2018.

In addition, you may vote in person at the Annual Meeting if you follow these procedures:

- **In Person.** If you are a registered shareholder, you may vote in person at the Annual Meeting, unless you have legally appointed another proxy to vote on your behalf and not revoked that appointed proxy. If you are a beneficial owner you may vote in person at the Annual Meeting if you have obtained a legal proxy from your broker, trustee, bank or nominee. Please note that if you are a beneficial owner and request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the Annual Meeting and vote in person or legally appoint another proxy to vote on your behalf. Registered shareholders and beneficial owners planning to attend the Annual Meeting and vote in person must follow the instructions provided in Question 12 "How can I attend the Annual Meeting?" on page 71.

7. What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual Meeting?

If you are a registered shareholder and return your proxy card without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

If you are a beneficial owner, you generally cannot vote your shares directly and must instead instruct your broker, trustee, bank or nominee how to vote your shares using the voting instruction form provided by that intermediary. If you do not provide voting instructions, whether your shares can be voted by your broker, bank or nominee depends on the type of item being considered.

- **Non-Discretionary Items.** If you do not provide voting instructions for any of the non-discretionary items at the Annual Meeting, your broker, bank or nominee cannot vote your shares, resulting in a "broker non-vote." All items of business other than Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) are non-discretionary items. Shares constituting broker non-votes will be counted as present for the purpose of determining a quorum at the Annual Meeting, but generally are not counted or deemed to be present in person or by proxy for the purpose of voting on any of the non-discretionary items.

- **Discretionary Items.** Even if you do not provide voting instructions, your broker, bank or nominee may vote in its discretion on Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) because it is a discretionary item.

If you hold shares through a trust, whether your trustee can vote your shares if you do not provide voting instructions depends on the agreement governing the trust holding your shares. Voting for shares held in the Target 401(k) Plan is detailed in the following Question 8 "How will shares in the Target 401(k) Plan be voted?".

As of the date of this proxy statement, we know of no matters that will be presented for determination at the Annual Meeting other than those referred to in this proxy statement. If any other matters properly come before the Annual Meeting calling for a vote of shareholders, proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

8. How will shares in the Target 401(k) Plan be voted?

This proxy statement is being used to solicit voting instructions from participants in the Target 401(k) Plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered shareholder or beneficial owner, you will separately receive proxy materials to vote those other shares you hold outside of the Target 401(k) Plan. If you are a plan participant, you must instruct the plan trustee to vote your shares by utilizing one of the methods described on the voting instruction form that you receive in connection with your shares held in the plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your personal account in proportion to the instructions actually received by the trustee from participants who give voting instructions.

9. What items are being voted upon, how does the board recommend that I vote, and what are the standards for determining whether any item has been approved?

Item of business	Board recommendation	Voting approval standard	Effect of abstention	Effect of broker non-vote
Item 1: Election of 12 directors	**FOR each Director Nominee**	More votes "FOR" than "AGAINST"	No effect	No effect
Item 2: Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm	**FOR**	Majority of shares present and entitled to vote[1]	Vote Against	Not applicable
Item 3: Advisory approval of executive compensation	**FOR**	More votes "FOR" than "AGAINST"	No effect	No effect
Item 4: Shareholder proposal to adopt a policy for an independent chairman	**AGAINST**	Majority of shares present and entitled to vote[1][3]	Vote Against[3]	No effect[2]

(1) This amount must be at least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the Annual Meeting.

(2) If quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "Against."

(3) For purposes of determining the level of support needed for a shareholder to be eligible to resubmit a shareholder proposal in a following year using Rule 14a-8 under the Exchange Act, the SEC uses a simple majority standard that compares the votes cast "FOR" to votes cast "AGAINST" an item (which gives abstentions "No effect"). Proxy advisory firms, such as Institutional Shareholder Services and Glass Lewis, also use a simple majority standard in determining the level of support for shareholder proposals.

An item of business will not be considered to be approved unless it meets the applicable "Voting approval standard" listed above. However, we believe in being responsive to shareholder input, and will consider whether there is majority opposition to management proposals or majority support for shareholder proposals (whether binding or non-binding) using a simple majority of more votes "FOR" than "AGAINST" in determining the level of support for purposes of the Board's response.

10. May I vote confidentially?

Subject to the described exceptions, where the shareholder has requested confidentiality on the proxy card, our policy is to treat all proxies, ballots and voting tabulations of a shareholder confidentially.

If you so request, your proxy will not be available for examination and your vote will not be disclosed prior to the tabulation of the final vote at the Annual Meeting, except (a) to meet applicable legal requirements, (b) to allow the independent election inspectors to count and certify the results of the vote, or (c) if there is a proxy solicitation in opposition to the Board of Directors, based upon an opposition proxy statement filed with the SEC. The independent election inspectors may at any time inform us whether a shareholder has voted.

Voting instructions for shares held in the 401(k) plan will be confidential as required by the terms of the 401(k) plan administered by the trustee.

11. May I change my vote?

Yes. Even after you have submitted your proxy, you may change your vote at any time by mailing a later-dated proxy card or by voting again via telephone or Internet before the applicable deadline—see the instructions under Question 6 "How do I vote?" on page 69. If you are a registered shareholder, you can also change your vote by attending the Annual Meeting in person and delivering a proper written notice of revocation of your proxy. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

12. How can I attend the Annual Meeting?

Only registered shareholders or beneficial owners of common stock holding shares at the close of business on the record date (April 16, 2018), or their duly appointed proxies, may attend the Annual Meeting. If you plan to attend the Annual Meeting, you must:

- Present a government-issued photo identification on the day of the Annual Meeting, such as a driver's license, state-issued ID card, or passport, and
- Establish proof of ownership using one of the following permitted methods:

Attendee	Permitted proof of ownership
Registered shareholder	**Any one of the following:** ● **Registered Shareholder List.** Your name will be verified against our list of registered shareholders as of the record date; ● **Proxy Card.** The proxy card that you received in the mail or, if you have already voted and returned your proxy card, the top part of the proxy card marked "Keep this Portion for Your Records"; ● **Notice of Internet Availability of Proxy Materials.** The Notice of Internet Availability of Proxy Materials that you received in the mail containing a valid control number; or ● **Email with Voting Instructions.** A copy of the email you received with instructions containing a link to the website where our proxy materials are available, a link to the proxy voting website and a valid control number.
Beneficial owner through the Target 401(K) Plan	**Any one of the following:** ● **Account Statement.** Your account statement showing your share ownership as of the record date; ● **Proxy Card.** The proxy card that you received in the mail or, if you have already voted and returned your proxy card, the top part of the proxy card marked "Keep this Portion for Your Records"; ● **Notice of Internet Availability of Proxy Materials.** The Notice of Internet Availability of Proxy Materials that you received in the mail containing a valid control number; ● **Email with Voting Instructions.** A copy of the email you received with instructions containing a link to the website where our proxy materials are available, a link to the proxy voting website and a valid control number; ● **Legal Proxy.** A valid legal proxy containing a valid control number or a letter from a registered shareholder naming you as proxy; or ● **Letter from Intermediary.** A letter from a broker, trustee, bank or nominee holding your shares confirming your ownership as of the record date.
Other beneficial owner	**Any one of the following:** ● **Account Statement.** Your account statement showing your share ownership as of the record date; ● **Voting Instruction Form.** The voting instruction form you received in the mail from your broker, trustee, bank or nominee holding your shares containing a valid control number; ● **Notice of Internet Availability of Proxy Materials.** The Notice of Internet Availability of Proxy Materials that you received in the mail containing a valid control number; ● **Email with Voting Instructions.** A copy of the email you received with instructions containing a link to the website where our proxy materials are available, a link to the proxy voting website and a valid control number; ● **Legal Proxy.** A valid legal proxy containing a valid control number or a letter from a registered shareholder naming you as proxy; or ● **Letter from Intermediary.** A letter from a broker, trustee, bank or nominee holding your shares confirming your ownership as of the record date.
Guest	● You must be accompanied by a shareholder who pre-registered no later than June 8, 2018 by submitting a request to Target's Investor Relations Department, providing proof of ownership and submitting your name as the shareholder's guest. ● Only one guest is permitted per shareholder.
Authorized representative	● Where the shareholder is an entity or the shareholder is unable to attend the Annual Meeting, the shareholder may have an authorized representative attend on that shareholder's behalf. ● A shareholder desiring to have an authorized representative attend on the shareholder's behalf must pre-register that authorized representative no later than June 8, 2018 by submitting a request to Target's Investor Relations Department, providing proof of the shareholder's ownership, identifying the authorized representative and authorizing the authorized representative to attend the Annual Meeting on the shareholder's behalf. ● Only one authorized representative is permitted per shareholder.

Any person who does not have identification and establish proof of ownership will not be admitted to the Annual Meeting.

We will decide at our sole discretion whether the documentation you present for admission to the Annual Meeting meets the admission requirements. If you hold your shares in a joint account, both owners can be admitted to the Annual Meeting if proof of joint ownership is provided and you both provide identification.

To expedite the admission process we strongly encourage all shareholders wishing to attend the Annual Meeting to pre-register by submitting their attendance request and proof of ownership to Target's Investor Relations Department by email at investorrelations@target.com or by telephone at (800) 775-3110. Pre-registration requests will be processed in the order in which they are received and must be received no later than June 8, 2018.

13. How will the Annual Meeting be conducted?

Same-day registration and admittance will begin at 8:00 a.m. Mountain Daylight Time. We will have two separate lines, one for pre-registered attendees and one for same-day registering attendees. If you do not pre-register for the meeting, you should allow ample time for the same-day registration, as we do not intend to admit any attendees after the meeting starts. Both pre-registered attendees and same-day registering attendees must present their identification to be admitted to the Annual Meeting.

An Annual Meeting program containing rules of conduct for the Annual Meeting will be provided to attendees. The use of cameras, video and audio recording devices and other electronic devices at the Annual Meeting is prohibited, and such devices will not be allowed in the Annual Meeting or any other related areas, except by credentialed media. We realize that many cellular phones have built-in digital cameras and recording functions, and while you may bring these phones into the venue, you may not use the camera or recording functions at any time.

14. How may I access or receive the proxy materials, other periodic filings, key corporate governance documents and other information?

You can access our proxy statement and 2017 Annual Report, SEC filings, key corporate governance documents and other information in a number of different ways, free of charge:

		Methods of access	
	Website	**Electronic delivery**	**Hard copy**
Proxy Materials			
Proxy Statement *Annual Report*	*investors.target.com* Register to receive email alerts by entering your email address under "Investor Email Alerts."	*Sign up at* *investors.target.com* (hover over "company," then click on "shareholder services" in the "investors" column and click on "Sign up for E-Delivery")	*Contact Investor Relations* *Email* investorrelations@target.com Phone (800) 775-3110 *Mail* Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403 *Online* investors.target.com (hover over "company" then click on "shareholder services" in the "investors" column and click on "Request Company Materials")
Other Information			
Other Periodic Reports: ● Forms 10-Q ● Forms 8-K	*investors.target.com* Register to receive email alerts by entering your email address under "Investor Email Alerts."	*Contact Investor Relations* Email investorrelations@target.com	*Contact Investor Relations* *Email* investorrelations@target.com Phone (800) 775-3110 *Mail* Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403
Corporate Governance Documents: ● Articles of Incorporation ● Bylaws ● Corporate Governance Guidelines ● Board Committee Charters ● Business Conduct Guide	*investors.target.com* (hover over "company," then click on "corporate governance" in the "investors" column)		
Corporate Responsibility Report	*https://corporate.target.com/ corporate-responsibility/goals-reporting*		

15. What is householding?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement, unless one or more of these shareholders notifies us that they would like to continue to receive individual copies. This will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you and other shareholders with whom you share an address currently receive multiple copies of our annual report and/or proxy statement, or if you hold stock in more than one account, and in either case, you would like to receive only a single copy of the annual report or proxy statement for your household, please contact our Investor Relations Department by email, phone or mail using the information in the "Hard Copy" column of Question 14.

If you participate in householding and would like to receive a separate copy of our 2017 Annual Report or this proxy statement, please contact us in the manner described in the immediately preceding paragraph. We will deliver the requested documents to you promptly upon receipt of your request.

16. How are proxies being solicited and who pays the related expenses?

Proxies are being solicited principally by mail, by telephone and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by Target, postings on our website, www.target.com and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you. We have retained Morrow Sodali LLC to act as a proxy solicitor for a fee estimated to be $25,000, plus reimbursement of out-of-pocket expenses. We will pay the expenses in connection with our solicitation of proxies.

17. How can I communicate with Target's Board of Directors?

Shareholders and other interested parties seeking to communicate with any individual director or group of directors may send correspondence to Target Board of Directors, c/o Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403 or email BoardOfDirectors@target.com, which is managed by the Corporate Secretary. The Corporate Secretary, in turn, has been instructed by the Board to forward all communications, except those that are clearly unrelated to Board or shareholder matters, to the relevant Board members.

18. How do I submit a proposal or nominate a director candidate for the 2019 annual meeting of shareholders?

Shareholder proposals

Proposals by shareholders that are submitted for inclusion in our proxy statement for our 2019 annual meeting of shareholders must follow the procedures provided in Rule 14a-8 under the Exchange Act. To be timely under Rule 14a-8, they must be received by our Corporate Secretary by January 4, 2019. The contact information for our Corporate Secretary is Target Corporation, 1000 Nicollet Mall, Mail Stop TPS-2670, Minneapolis, Minnesota 55403.

If a shareholder does not submit a proposal for inclusion in our proxy statement but does wish to propose an item of business to be considered at an annual meeting of shareholders (other than director nominations), that shareholder must give advance written notice of such proposal to our Corporate Secretary, which notice must be received at least 90 days prior to the anniversary of the most recent annual meeting of shareholders. For our 2019 annual meeting of shareholders, notice must be received by March 15, 2019, and must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide a brief description of the proposed business, reasons for proposing the business and certain information about the shareholder and the Target securities held by the shareholder.

Nomination of director candidates

Any shareholder who wishes the Nominating & Governance Committee to consider a candidate for nomination should submit a written request and related information to our Corporate Secretary no later than December 31 of the calendar year preceding the next annual meeting of shareholders. Under our bylaws, if a shareholder plans to directly nominate a person as a director at an annual meeting of shareholders, the shareholder is required to place the proposed director's name in nomination by written request received by our Corporate Secretary at least 90 days prior to the anniversary of the most recent annual meeting of shareholders. Shareholder-proposed nominations for our 2019 annual meeting of shareholders must be received by March 15, 2019, and must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide certain information about the proposed director, the shareholder and the Target securities held by the shareholder.

In addition, our bylaws provide that under certain circumstances, a shareholder or group of shareholders may include director candidates that they have nominated in our proxy statement for an annual meeting of shareholders. These proxy access provisions of our bylaws provide, among other things, that a shareholder or group of up to 20 shareholders seeking to include their director candidates in our proxy statement must own 3% or more of Target's outstanding common stock continuously for at least the previous three years. The number of shareholder-nominated candidates appearing in any proxy statement cannot exceed 20% of the number of directors then serving on the Board, but may be at least two directors. If 20% is not a whole number, the maximum number of shareholder-nominated candidates would be the closest whole number below 20%. Based on the current Board size of 12 directors, the maximum number of proxy access candidates that we would be required to include in our proxy statement is two. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of shareholder nominated candidates exceeds 20%, each nominating shareholder or group of shareholders may select one nominee for inclusion in the proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of Target common stock held by each nominating shareholder or group of shareholders. Requests to include shareholder-nominated candidates in our proxy materials for next year's annual meeting of shareholders must be received by our Corporate Secretary not less than 120 days and not more than 150 days prior to the anniversary of the date that the Target distributed its proxy statement to shareholders for the preceding year's annual meeting of shareholders. For our 2019 Annual Meeting, notice must be received by not earlier than December 5, 2018, and not later than January 4, 2019. The nominating shareholder or group of shareholders also must deliver the information required by our bylaws, and each nominee must meet the qualifications required by our bylaws.

1000 Nicollet Mall
Minneapolis, MN 55403
612.304.6073
Target.com

